

GROUP INTERIM RESULTS (REVIEWED)

PRESENTATION

Six months ended 30 June 2007

exxaro

POWERING POSSIBILITY

www.exxaro.com

Exxaro Resources Limited
Reg No 2000/011076/06
Roger Dyason Road, Pretoria West 0183
PO Box 9229, Pretoria 0001, South Africa
Tel +27 12 307 5000
Fax + 27 12 307 4760

DISCLAIMER

This presentation includes certain information that is based on management's reasonable expectations and assumptions. These forward looking statements include, but are not limited to, statements regarding estimates, intentions and beliefs, as well as anticipated future productions, reserves, cost and market conditions. While management has prepared this information using the best of their experience and judgement, in all good faith, there are risks and uncertainties involved which could cause results to differ from projections.

exxaro

www.exxaro.com

KEY FINANCIALS

Revenue	R4 852m
Net operating profit (EBIT)	R 891m
Headline earnings	R 839m
Headline earnings (cps)	246
Interim dividend (cps)	60


Headline Earnings (Rm)
453
440
839
1H06
2H06
1H07

Re-stated to include Eyesizwe, exclude impairment of R784m and empowerment transaction costs of R79m in 1H06 and R162m in 2H06

Strong earnings growth

3

Notes

OVERVIEW

- Safety: three fatalities
- Good progress with post-merger integration
- Solid operational and financial performance
- Continued buoyant prices in most commodities
- Shareholder approval of Namakwa Sands and Black Mountain transactions
- Conversion of mining rights: progress
- Delivering on growth

Notes

SAFETY, HEALTH & ENVIRONMENT

Safety

- Regrettably three fatalities occurred in the first half of 2007
- Significant improvement in LTIFR* in 1H07
- 5 operations have had zero lost time injuries for the year to date


Fatalities
1
2
4
2
3
1H05 2H05 1H06 2H06 1H07
LTIFR
0.51
0.50
0.48
0.42
0.33
1H05 2H05 1H06 2H06 1H07

* Lost time injury frequency rate per 200 000 man hours

Zero tolerance through visible felt leadership

6

Notes

SAFETY, HEALTH & ENVIRONMENT

Health

- Ongoing programmes to address dust and noise exposure
- HIV prevalence of 14%: a comprehensive management programme includes voluntary counselling and testing and antiretroviral therapy

Environment

- International certification ISO & OHSAS: 71% of operations currently certified



Aiming for 100% certification of operations by end 2008

7

Notes

COAL MARKETS

- Very strong domestic and international demand
- Thermal coal prices remain high
- Coke prices recovered from 2Q06
- Export entitlement increases to 6.3Mtpa from 2009

Thermal coal and coke prices (US$/t)



80
70
60
50
40
30
20
450
350
250
150
50
2003
2004
2005
2006
2007
RBCT thermal coal FOB
Chinese market coke exports

Sources: SA Coal Report, CRU

Growing demand

8

Notes

COAL OPERATIONS

- Total production at 20.3Mt
- Power station coal at 16.8Mt
  - Difficult mining conditions at Arnot
- Improved production at
  - Grootegeluk
  - North Block Complex
- Increase in coking coal
  - Tshikondeni
  - GG6
- Closure of NCC underground operations due to safety

Production volumes (Mt)



25
20
15
10
5
0
1H05
2H05
1H06
2H06
1H07
Thermal coal
Coking coal
Other

9

Notes

MINERAL SANDS MARKETS

- Strong demand for pigment from Asia Pacific and China
- Demand for zircon remains strong but increased supply of titanium feedstock and zircon results in price pressure
- Price for low manganese pig iron remains buoyant
- Strength of Rand and AUD impacting on results

Zircon, pigment and chloride slag prices (US$/t – FOB)


900
800
700
600
500
400
300
2500
2000
1500
1000
500
0
2003 2004 2005 2006 2007
Zircon
Pigment
Chloride slag

Sources: TZMI Interim Update 2006 & Monthly Reports

10

Notes

MINERAL SANDS OPERATIONS

Exxaro Australia Sands

- Synthetic rutile plant approaching full production after successful kiln shut in 1H07

Exxaro KZN Sands

- Good growth in chloride slag for the period post Furnace 1 shut
- Zircon and rutile impacted by lower in-situ grades

Attributable production (kt)



27
54
72
44
27
44
62
42
26
48
77
39
1H06
2H06
1H07
Pigment
Synthetic rutile
CP slag
Zircon

Notes

MINERAL SANDS FURNACE RAMP-UP

- Current furnace output approaches cold-design capacity of 200ktpa
- Focused ramp-up to 250ktpa:
  - Stable operating conditions
  - Commission pre-heater 2H07
  - Extend centre piece life
- Furnace reline schedule:
  - 4 yearly, 4 month outage
  - Furnace 2 in 2008
  - Furnace 1 in 2010
- Full annualised capacity by 2010



Furnaces production (kt)
120
100
80
60
40
20
0
1H05 2H05 1H06 2H06 1H07 2H07
Actual
Forecast
Cold design

Furnace ramp-up at 90% cold feed capacity

Notes

ZINC MARKETS

- Zinc price remained strong at US$3 560 per ton
- Weaker demand from domestic galvanisers due to their plant downtime
- Treatment charges including price participation increased in line with strong zinc price

Zinc metal price



US$/t
R'000/t
4700
3700
2700
1700
700
30
25
20
15
10
5
2003
2004
2005
2006
2007

Notes

BASE METALS OPERATING RESULTS

Zinc concentrate (kt)

- Marginal decline in concentrate production volumes at Rosh Pinah due to improved quality



13
12
13
8
11
64
62
55
49
53
1H05
2H05
1H06
2H06
1H07
Zinc
Lead

Zinc metal (kt)

- Increased production at Chifeng refinery from Phase 3 expansion ramp-up
- Production improvement at Zincor due to better quality concentrate from Rosh Pinah



7
8
8
8
10
53
49
48
42
51
1H05
2H05
1H06
2H06
1H07
Zincor
Chifeng

14

Notes

ROSH PINAH LIFE OF MINE EXPANSION

- Focused exploration increases Life of Mine from 4 years in 2004 to >7 years in 2006
- Extensive underground drilling programme on targets north and east of current mine infrastructure
- Higher metal prices support improved extraction

Rosh Pinah exploration drilling (km)



25
35
41
45
50
2003
2004
2005
2006
2007

Mineral reserves - 31 December '06

Reserve category	Million tonnes	Grade Zinc %	Grade Lead %
Proven	3.2	10.7	2.2
Probable	2.5	6.4	2.0
Total	5.7	8.8	2.2

Notes

INDUSTRIAL MINERALS

Ferrosilicon (t)

- Sustained good production performance
- High off-take from iron ore industry



2 943
3 122
3 087
2 561
3 096
1H05
2H05
1H06
2H06
1H07

Dolomite production (Mt)

- Output negatively influenced by lower demand from steel sector



0.64
0.74
0.66
0.73
0.65
1H05
2H05
1H06
2H06
1H07

Notes

FINANCIALS

COMPARABLE FINANCIAL OVERVIEW

R million	1H07	1H06	% Change
Revenue	**4 852**	3 941	23
Operating expenses	**(3 961)**	(3 316)	(19)
EBIT	**891**	625	43
Operating margin (%)	**18**	16	
Post-tax equity accounted income	**401**	308	30
Effective tax rate (%)	**28**	34	
Cash retained from operations	**1 255**	750	67
Capital expenditure incurred	**(396)**	(413)	

Operating margin excluding tied operations 21%

18

Notes

COMPARABLE REVENUE

R million	1H07	1H06	% Change
Coal	**2 319**	2 063	12
• Tied operations	**838**	798	5
• Other operations	**1 481**	1 265	17
Mineral Sands	**1 040**	875	19
• Exxaro KZN Sands	**480**	378	27
• Exxaro Australia Sands	**560**	497	13
Base Metals	**1 416**	948	49
• Rosh Pinah	**577**	429	34
• Zincor	**1 358**	895	52
• Other	**(519)**	(376)	
Industrial Minerals	**73**	51	43
Other	**4**	4	
Total	**4 852**	3 941	23
R/US$ exchange rate realised	7.33	6.32	

Comparable revenue up 23%

19

Notes

COMPARABLE EBIT AND MARGINS (%)

R million	1H07	(%)	1H06	(%)	% Change in EBIT
Coal	**393**	**17**	271	13	45
• Tied operations	**50**	**6**	76	10	(34)
• Other operations	**343**	**23**	195	15	76
Mineral Sands	**8**	**1**	118	13	(93)
• Exxaro KZN Sands	**(10)**	**(2)**	(14)	(4)	29
• Exxaro Australia Sands	**18**	**3**	132	27	(86)
Base Metals	**502**	**35**	215	23	133
• RoshPinah	**330**	**57**	155	36	113
• Zincor	**192**	**14**	66	7	191
• Other	**(20)**		(6)		
Industrial Minerals	**(11)**		2		
• Current operations	**8**	**11**	11	22	(27)
• AlloyStream™	**(19)**		(9)		
Other	**(1)**		19		
Total EBIT	**891**	**18**	625	16	43
Total EBITDA	**1 261**	**26**	892	23	41

Comparable EBIT up 43%

20

Notes

COMPARABLE EBIT


R million
625
616
(104)
55
(189)
(55)
(57)
891
Actual 1H06
Price
Volume
Exchange difference
Cost
Treatment charges
Other
Actual 1H07

Notes

COMPARABLE EARNINGS

R million	1H07	1H06	% Change
EBIT	**891**	625	43
Net financing cost	**(109)**	(130)	16
Post-tax equity accounted income	**401**	308	30
Taxation	**(330)**	(273)	(21)
Profit after taxation	**853**	530	61
Minority interest	**(14)**	(10)	
Attributable earnings	**839**	520	61
Attributable earnings per share (cents)	**246**	169	46
Headline earnings	**839**	453	85
Headline earnings per share (cents)	**246**	148	66
Weighted average number of shares in issue (million)	**341**	307	
Interim dividend per share (cents)	**60**		
Dividend cover (times)	4		

Comparable attributable earnings up 61%

Notes

COMPARABLE CASH FLOW

R million	**1H07**	1H06
Cash retained from operations	**1 255**	750
Dividend income from equity investments	**71**	
Net financing costs	**(64)**	(109)
Taxation	**(309)**	(193)
Dividends	**(4)**	59
Cash available	**949**	507
Fixed assets	**(396)**	(413)
Investments acquired	**(248)**	(1 608)
Proceeds from sale of non-core assets & investments	**10**	173
Other	**(5)**	6
Net cash inflow/(outflow)	**310**	(1 335)

23

Notes

CAPITAL STRUCTURE

Ratios for 6-month periods:	**1H07**	1H06
Net financing cost cover (times) - EBITDA	**12**	7
Return on equity - attributable income (%)	**10**	10
Return on capital employed (%)	**15**	10

R million	Drawn	Undrawn	Maturity profile	
Long term	1 362		64	2007
– **Corporate**	700	2 450	112	2008
– **Exxaro KZN Sands**	235		17	2009
– **Exxaro Australia Sands**	427		35	2010
Short term	68		1 134	After 2010
Total debt	1 430		1 362	
Cash and cash equivalents	857			
Net debt	573			

Debt equity ratio of 6%

Notes

DELIVERING ON GROWTH

- Mafube
- Inyanda
- Sintel Char
- Chifeng
- Coal export entitlement (6.3Mtpa):
  - Existing tonnage (0.8Mtpa)
  - SDCT (2Mtpa)
  - Subscription tonnage (2.5Mtpa)
  - BECSA tonnage (1Mtpa)
- Feasibility studies at an advanced stage:
  - Medupi phase 2
  - Market coke
  - Kwinana

26

Notes

OUTLOOK

- Namakwa Sands and Black Mountain not anticipated in 2H07
- Benefit from buoyant commodity prices:
  - zinc market
  - higher coal prices
  - iron ore
- Continued depressed slag price, pigment price stable and zircon prices coming off the top
- Inyanda will mitigate impact of NCC's underground operations
- Rosh Pinah: divestment by 4Q07
- Exxaro should deliver comparable results in 2H07
- Rand and Australian dollar strength could impact 2H07 earnings

27

Notes

PRO FORMA EBIT CONTRIBUTION*



1H07
6%
40%
22%
32%
FY06
10%
21%
45%
24%
1H06
2%
19%
33%
23%
23%
Iron Ore
Coal
Base Metals
Mineral Sands
Other

* Includes Namakwa Sands, 26% of Black Mountain/Gamsberg, 20% of Sishen Iron Ore Company and the effective interest in Chifeng

30

Notes

PRO FORMA EBITDA CONTRIBUTION*



1H07
14%
33%
25%
28%
FY06
19%
36%
24%
21%
1H06
26%
27%
27%
20%
Iron Ore
Coal
Base Metals
Mineral Sands

* Includes Namakwa Sands, 26% of Black Mountain/Gamsberg, 20% of Sishen Iron Ore Company and the effective interest in Chifeng

31

Notes

COMPARABLE HEADLINE EARNINGS

R million	**1H07**	1H06	% Change
Attributable earnings	**839**	520	61
Adjustments:			
– **Net deficit/(surplus) on asset disposals**	**2**	(22)	
– **Net (surplus) on disposal of investment**		(21)	
– **Excess over cost of acquisition**		(36)	
– **Share of associate's net profit on disposal of property, plant and equipment**	**(1)**		
– **Taxation effect**	**(1)**	12	
Headline earnings	**839**	453	85
Headline earnings per share (cents)	**246**	148	66
Weighted average number of shares in issue (million)	**341**	307	

Comparable headline earnings up 85%

Notes

COMPARABLE DEPRECIATION AND AMORTISATION PER SEGMENT

R million	**1H07**	1H06	2H06	FY06
Coal	**184**	147	171	318
Mineral Sands	**142**	155	148	303
Base Metals	**33**	34	26	60
Industrial Minerals	**3**	4	2	6
Corporate	**6**	5	6	11
Total	**368**	345	353	698

Notes

COMPARABLE CAPITAL EXPENDITURE

R million	FY08*	**2H07***	**1H07**	2H06	1H06
Sustaining and environmental (excluding Eyesizwe)	924	**375**	**205**	307	201
Expansion					
– Coal (excluding Eyesizwe)	503	**534**	**173**	95	140
– Mineral Sands	409	**105**	**5**	12	17
– Base Metals	105	**24**	**4**	4	4
– Industrial Minerals and other	80	**32**	**1**	1	10
Total capex - Eyesizwe	379	****681**	**8**	91	41
Total capex	2 400	**1 751**	**396**	510	413

* Estimates
** Subject to Mafube mining authorisation/conversion

Notes

COMPARABLE EBIT

R million	**1H07**	FY06	2H06	1H06
Coal	**393**	620	349	271
Mineral Sands	**8**	86	(32)	118
Base Metals	**502**	609	394	215
Industrial Minerals	**(11)**	(1)	(3)	2
Other	**(1)**	(53)	(72)	19
Total EBIT	**891**	1 261	636	625
Total EBITDA	**1 261**	1 881	989	892

Notes

COMPARABLE NET FINANCING COST

R million	**1H07**	1H06	% Change
Interest expense and loan costs	**78**	120	35
Finance leases	**30**	29	(3)
Interest income	**(44)**	(38)	16
Net interest expense	**64**	111	42
Interest adjustment on non-current provisions	**45**	19	(137)
Net financing cost as per income statement	**109**	130	16

Notes

COMPARABLE PHYSICAL INFORMATION

'000 tons	**1H07**	1H06	1H05	1H04	FY06	FY05	FY04
COKING COAL							
Production	**1 479**	1 109	1 174	1 165	2 496	2 273	2 409
- Grootegeluk	**1 237**	929	969	958	2 132	1 859	1 972
- Tshikondeni	**242**	180	205	207	364	414	437
Sales	**1 423**	1 096	1 162	1 158	2 554	2 277	2 425
- Mittal Steel	**1 113**	814	754	864	1 817	1 590	1 775
- Export	**262**	246	381	271	660	628	602
- Other	**48**	36	27	23	77	59	48

Notes

COMPARABLE PHYSICAL INFORMATION

'000 tons	**1H07**	1H06	1H05	1H04	FY06	FY05	FY04
POWER STATION COAL							
Sales	**16 604**	16 554	11 208	10 691	34 665	34 508	37 698
- Grootegeluk	**6 904**	7 007	7 214	6 745	14 416	14 163	13 926
- Leeuwpan	**447**	450	222	223	915	540	430
- Matla	**6 532**	6 744	-	-	13 613	12 427	15 530
- Arnot	**1 805**	1 879	2 550	3 005	3 985	4 976	6 020
- NCC	**48**	86	368	2	255	618	207
- NBC	**868**	388	854	716	1 481	1 784	1 585

Notes

COMPARABLE PHYSICAL INFORMATION

'000 tons	**1H07**	1H06	1H05	1H04	FY06	FY05	FY04
POWER STATION COAL							
Sales	**16 604**	16 554	16 924	18 145	34 665	34 508	37 698
- Grootegeluk	**6 904**	7 007	7 214	6 745	14 416	14 163	13 926
- Leeuwpan	**447**	450	222	223	915	540	430
- Matla	**6 532**	6 744	5 716	7 454	13 613	12 427	15 530
- Arnot	**1 805**	1 879	2 550	3 005	3 985	4 976	6 020
- NCC	**48**	86	368	2	255	618	207
- NBC	**868**	388	854	716	1 481	1 784	1 585

Notes

COMPARABLE PHYSICAL INFORMATION

'000 tons	**1H07**	1H06	1H05	1H04	FY06	FY05	FY04
OTHER COAL							
Production	**2 016**	2 339	2 767	2 387	4 665	5 523	4 903
– Grootegeluk	**766**	804	765	658	1 585	1 551	1 403
– Leeuwpan	**680**	672	676	623	1 504	1 442	1 249
– NCC	**324**	537	559	579	1 107	996	1 186
– NBC	**246**	326	767	527	469	1 534	1 065
Sales	**1 961**	2 445	2 865	2 342	4 772	5 794	5 012
– Domestic	**1 411**	1 599	2 163	1 687	2 998	4 251	3 597
– Export	**550**	846	702	655	1 774	1 543	1 415

Notes

COAL PHYSICAL INFORMATION


Production volumes: all coal mines (Mt)
23
21
19
17
15
13
11
9
7
5
1H05
2H05
1H06
2H06
1H07
Commercial mines
Tied mines

Notes

COAL PHYSICAL INFORMATION

Production volumes: commercial mines (Mt)



13
12
11
10
9
8
7
6
5
1H05
2H05
1H06
2H06
1H07
Grootegeluk
Leeuwpan
NBC
NCC

42

Notes

COAL SALES


Sales volumes (Mt)
30
20
10
0
1H04 2H04 1H05 2H05 1H06 2H06 1H07
Eskom
Domestic
Export

Notes

COMPARABLE PHYSICAL INFORMATION

'000 tons	**1H07**	1H06	1H05	1H04	FY06	FY05	FY04
ZINC CONCENTRATE (ROSH PINAH)							
– Production	**53**	55	64	67	104	126	124
– Sales – inter company	**55**	61	60	55	108	119	119
LEAD CONCENTRATE (ROSH PINAH)							
– Production	**11**	13	13	14	21	25	27
– Sales - export	**7**	12	11	6	32	35	12
ZINC METAL (ZINCOR)							
– Production	**51**	48	53	52	90	102	104
– Sales	**48**	52	53	56	99	104	119

44

Notes

COMPARABLE PHYSICAL INFORMATION

'000 tons	**1H07**	1H06	1H05	1H04	FY06	FY05	FY04
ZINC METAL (CHIFENG*)							
– Production	**10**	8	7	6	16	15	12
– Sales	**9**	8	7	7	16	15	12
ZINC CONCENTRATE (BLACK MOUNTAIN)**							
– Production	**8**	8	9	7	18	17	15
LEAD CONCENTRATE (BLACK MOUNTAIN)**							
– Production	**8**	8	7	6	18	16	14

* Exxaro's effective interest in Chifeng
** Pro formas to include 26% of Black Mountain/Gamsberg

45

Notes

CHIFENG PHASE 3 EXPANSION

Economical Shareholding %	Production capacity: Zinc metal			
	Phase 1	Phase 2	Phase 3	Effective
NFC	-	22	51	33
Exxaro	-	38	25	22
Hongye	100	26	5	31
Other	-	14	19	14
Zinc metal capacity (tons)	23 750	24 500	60 000	110 000

Notes

COMPARABLE PHYSICAL INFORMATION

'000 tons	**1H07**	1H06	1H05	1H04	FY06	FY05	FY04
MINERAL SANDS							
EXXARO KZN SANDS							
Production	**363**	334	299	277	649	687	535
– Ilmenite	**187**	160	153	130	319	356	262
– Zircon	**19**	26	24	24	50	47	49
– Rutile	**9**	12	12	10	25	23	20
– Pig Iron	**48**	41	37	41	75	89	63
– Scrap Iron	**9**	5	5	3	10	8	5
– Chloride slag	**77**	72	56	48	134	134	96
– Sulphate slag	**14**	18	12	21	36	30	40

Notes

COMPARABLE PHYSICAL INFORMATION

'000 tons	**1H07**	1H06	1H05	1H04	FY06	FY05	FY04
MINERAL SANDS							
EXXARO KZN SANDS							
Sales	**191**	170	185	124	332	406	266
– Ilmenite (external sales)	**30**	30	30	-	50	60	27
– Zircon	**14**	23	26	28	48	47	48
– Rutile	**9**	9	9	10	31	18	17
– Pig Iron	**45**	29	29	30	60	79	58
– Scrap Iron	**4**	5	6	4	9	11	8
– Chloride slag	**81**	64	65	42	104	150	84
– Sulphate slag	**8**	10	20	10	30	41	24

Notes

COMPARABLE PHYSICAL INFORMATION

'000 tons	**1H07**	1H06	1H05	1H04	FY06	FY05	FY04
MINERAL SANDS							
NAMAKWA SANDS							
Production	**323**	377	378	366	651	743	739
– Ilmenite	**140**	165	163	163	272	316	321
– Zircon	**48**	64	63	59	128	129	119
– Rutile	**10**	14	15	11	28	29	24
– Iron tapped	**51**	53	53	51	89	105	106
– Slag tapped	**74**	81	84	82	134	164	169

Notes

COMPARABLE PHYSICAL INFORMATION

'000 tons	**1H07**	1H06	1H05	1H04	FY06	FY05	FY04
MINERAL SANDS							
NAMAKWA SANDS							
Sales	**167**	201	214	194	396	411	410
– Zircon	**55**	62	62	58	120	125	118
– Rutile	**13**	10	13	6	24	30	21
– Iron (on specification)	**37**	46	40	51	89	90	104
– Chloride slag	**51**	61	66	66	126	126	138
– Sulphate slag	**11**	22	33	13	37	40	29

Notes

COMPARABLE PHYSICAL INFORMATION

'000 tons	**1H07**	1H06	1H05	1H04	FY06	FY05	FY04
MINERAL SANDS							
EXXARO AUSTRALIA SANDS*							
Production	**220**	231	216	228	447	447	468
– Ilmenite	**111**	116	105	116	227	220	236
– Zircon	**19**	18	17	18	36	35	38
– Rutile	**8**	9	8	9	18	16	18
– Synthetic Rutile	**48**	54	55	54	98	111	112
– Leucoxene	**8**	7	5	5	14	12	11
– Pigment	**26**	27	26	26	54	53	53

* Exxaro's effective interest in Tiwest joint venture with Tronox Inc.

Notes

COMPARABLE PHYSICAL INFORMATION

'000 tons	**1H07**	1H06	1H05	1H04	FY06	FY05	FY04
MINERAL SANDS							
EXXARO AUSTRALIA SANDS*							
Sales	**56**	47	66	83	117	140	156
– Ilmenite	**10**	-	10	20	30	13	30
– Zircon	**16**	16	17	17	32	36	38
– Rutile	**2**	8	8	15	18	18	21
– Synthetic Rutile	**21**	19	27	22	27	59	50
– Leucoxene	**7**	4	4	9	10	14	17

* Exxaro's effective interest in Tiwest joint venture with Tronox Inc.

Notes

PROJECT DETAILS

	Board approval	Scope	Estimated Capex	Status	Estimated start-up date
Inyanda Coal	Nov 2006	1.5Mtpa	R269m	Construction	2Q08
Mafube	Nov 2006	5Mtpa	R1.96bn	Construction	3Q07
Fairbreeze (Ilmenite)	May 2006	300ktpa	R675m	Construction	3Q09
Char project - Grootegeluk	Aug 2005	160ktpa	R290m	Construction	2Q08
Chifeng expansion (phase 3)	May 2005	60ktpa	R310m	Construction	1Q07
Kwinana (100%)		40ktpa	US$45m	Feasibility study	2Q09
Toliara Sands (Madagascar)		560ktpa	TBD	Feasibility study	2014
AlloyStream		200ktpa	TBD	Feasibility study	2009
Medupi Phase 1	May 2006	8.5Mtpa	TBD	Feasibility study	2011
Medupi Phase 2		8.5Mtpa	TBD	Feasibility study	2015
Market coke		380ktpa	R700m	Feasibility study	2011
Moranbah South (Australia)		3.5Mtpa	TBD	Pre-feasibility	2012
Belfast		1.8Mtpa	R350m	Pre-feasibility	3Q09
Dongara (Australia 100%)		200ktpa	TBD	Pre-feasibility	2009
Mmamabula		1.27Mtpa ROM	R550m	Pre-feasibility	2011
Port Durnford		TBD	TBD	Pre-feasibility	TBD

Project details subject to study completion

Notes

SALIENT DATES

Last day to trade cum dividend	-	31 August 2007
Shares trade ex dividend	-	3 September 2007
Record date	-	7 September 2007
Payment date	-	10 September 2007

Notes

Exxaro Resources Limited

Reviewed condensed group interim financial results

for the six months ended 30 June 2007



HIGHLIGHTS

- Delivering on growth
- Successful integration of Kumba Coal and Eyesizwe Coal
- Headline earnings of 246 cents per share
- Interim dividend of 60 cents per share
- Share placement increased free float

exxaro

POWERING POSSIBILITY

CONTENTS

CONDENSED GROUP INCOME STATEMENT

CONTINUING OPERATIONS	6 months ended 30 June 2007 Reviewed Rm	6 months ended 30 June 2006 Reviewed Rm	12 months ended 31 Dec 2006 Audited Rm
Revenue	**4 852**	3 055	7 263
Operating expenses	**(3 961)**	(2 393)	(6 022)
Fair value adjustment on unbundling of subsidiary			17 963
BEE credential expense and unbundling costs		(79)	(821)
Impairment of property, plant and equipment		(784)	(784)
Net operating profit/(loss)	**891**	(201)	17 599
Net financing costs (note 4)	**(109)**	(125)	(307)
Share of income from equity accounted investments	**401**	24	159
Profit/(loss) before taxation (note 2)	**1 183**	(302)	17 451
Taxation	**(330)**	(42)	(578)
Profit/(loss) for the period from continuing operations	**853**	(344)	16 873
Profit for the period from discontinued operations (note 5)		1 421	2 323
Profit for the period	**853**	1 077	19 196
Attributable to:			
Equity holders of the parent	**839**	1 067	19 169
Minority interest	**14**	10	27
Profit for the period	**853**	1 077	19 196
Ordinary shares (million)			
- in issue	**352**	309	351
- weighted average number of shares	**341**	307	313
- diluted weighted average number of shares	**354**	315	318
Attributable earnings per share (cents)			
- basic	**246**	348	6 124
- diluted	**237**	339	6 028
Attributable earnings/(loss) per share from continuing operations (cents)			
- basic	**246**	(115)	5 382
- diluted	**237**	(112)	5 297
Attributable earnings per share from discontinued operations (cents)			
- basic		463	742
- diluted		451	731
Dividend paid per share (cents) in respect of the previous financial year		160	160
Dividend paid per share (cents) in respect of the interim period		180	180
Special dividend paid per share (cents) on unbundling			185
Dividend declared per share (cents) in respect of the interim period	**60**		

CONDENSED GROUP INCOME STATEMENT (continued)

	6 months ended 30 June 2007 Reviewed Rm	6 months ended 30 June 2006 Reviewed Rm	12 months ended 31 Dec 2006 Audited Rm
Reconciliation of headline earnings			
Net profit for the period attributable to ordinary shareholders	**839**	1 067	19 169
Adjusted for:			
- Impairment charges (note 3)		784	784
- Share of associate's net profit on disposal of property, plant and equipment	**(1)**		(1)
- Excess of minority interest over cost of acquisition		(36)	(36)
- Net deficit/(surplus) on disposal of property, plant and equipment	**2**	(19)	3
- Fair value adjustment prior to unbundling			(17 963)
- Net profit on disposal of investment		(21)	(39)
- Taxation effect of adjustments	**(1)**	(216)	(219)
Headline earnings	**839**	1 559	1 698
Headline earnings from discontinued operations		1 423	2 328
Headline earnings from continuing operations	**839**	136	(630)
Headline earnings per share (cents)			
- basic	**246**	508	542
- diluted	**237**	495	534
Headline earnings per share from continuing operations (cents)			
- basic	**246**	44	(201)
- diluted	**237**	43	(198)
Headline earnings per share from discontinued operations (cents)			
- basic		464	744
- diluted		452	732

CONDENSED GROUP BALANCE SHEET

	As at 30 June 2007 Reviewed Rm	As at 30 June 2006 Reviewed Rm	As at 31 Dec 2006 Audited Rm
ASSETS			
Non-current assets			
Property, plant and equipment	**7 743**	8 164	7 583
Biological assets	**26**	29	26
Intangible assets	**74**	67	69
Investments in unlisted associates and joint ventures (note 7)	**724**	141	384
Deferred taxation	**701**	636	748
Other financial assets (note 7)	**1 046**	478	693
	10 314	9 515	9 503
Current assets			
Inventories	**1 645**	1 774	1 391
Trade and other receivables	**1 633**	2 562	1 663
Cash and cash equivalents	**857**	1 335	906
	4 135	5 671	3 960
Non-current assets classified as held for sale	**95**	12	2
Total assets	**14 544**	15 198	13 465
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary shareholders' equity	**9 276**	8 329	8 142
Minority interest	**29**	18	27
Total shareholders' equity	**9 305**	8 347	8 169
Non-current liabilities			
Interest-bearing borrowings	**1 299**	1 654	1 214
Non-current provisions	**1 168**	773	931
Deferred taxation	**1 097**	1 114	1 116
	3 564	3 541	3 261
Current liabilities			
Trade and other payables	**1 436**	1 524	1 321
Interest-bearing borrowings	**131**	1 162	613
Taxation	**82**	603	67
Current provisions	**26**	21	30
Shareholders for dividends			4
	1 675	3 310	2 035
Total equity and liabilities	**14 544**	15 198	13 465
Net debt (note 9)	**573**	1 481	921
Net asset value per share (cents)	**2 635**	2 695	2 320
Capital expenditure			
- incurred	**396**	861	2 010
- contracted	**417**	1 337	842
- authorised but not contracted	**693**	2 603	732
Capital expenditure contracted relating to captive mines (30 June 2006 Tshikondeni and Thabazimbi; 30 June 2007 and 31 December 2006 Tshikondeni, Arnot and Matla), which will be financed by Mittal Steel South Africa and Eskom respectively	**444**	131	8
Commitment relating to the acquisition of Namakwa Sands and a 26% interest in Black Mountain (Pty) Limited from Anglo Operations Limited, subject to price adjustments	**2 353**		
Contingent liabilities	**166**	100	100
Operating lease commitments	**122**	165	124
Operating sublease rentals receivable	**1**	1	10

CONDENSED GROUP CASH FLOW STATEMENT

	6 months ended 30 June 2007 Reviewed Rm	6 months ended 30 June 2006 Reviewed Rm	12 months ended 31 Dec 2006 Audited Rm
Cash retained from operations	**1 255**	2 282	4 761
- income from equity accounted investments	**71**		
- net financing costs	**(64)**	(121)	(278)
- taxation paid	**(309)**	(895)	(1 927)
- dividends paid (note 6)	**(4)**	(492)	(3 396)
Cash used in investing activities			
- capital expenditure	**(396)**	(861)	(2 010)
- proceeds from disposal of property, plant and equipment	**10**	150	170
- acquisition of subsidiary	**(8)**		(1 545)
- investments acquired	**(240)**		
- proceeds from disposal of investment		23	26
- other	**(5)**	96	308
Net cash inflow/(outflow)	**310**	182	(3 891)
Net cash flow from financing activities			
- cash flows from issue of shares	**100**	105	2 199
- borrowings (repaid)/raised	**(468)**	(435)	1 518
Net (decrease) in cash and cash equivalents	**(58)**	(148)	(174)
Special purpose entities consolidated	**9**		
Less cash and cash equivalents of unbundled subsidiaries			(403)
Cash and cash equivalents beginning of period	**906**	1 483	1 483
Cash and cash equivalents end of period	**857**	1 335	906

GROUP STATEMENT OF CHANGES IN

	Share capital Rm	Share premium Rm	Foreign currency translations Rm
Opening balance at 31 December 2005	3	2 937	(29)
Net gains/(losses) not recognised in income statement			313
Currency translation differences			313
Share-based payments movement			
Financial instruments fair value movements recognised in equity			
- recognised in current period profit or loss			
- recognised in equity			
- fair value adjustment			
Net profit			
Dividends paid			
Issue of share capital[1]		105	
Balance at 30 June 2006	3	3 042	284
Net gains/(losses) not recognised in income statement			120
Currency translation differences			135
Share of reserve movements of associates			6
Share-based payments movement			
Financial instruments fair value movements recognised in equity			
- recognised in equity			
- fair value adjustment			
Deferred taxation			(21)
Net profit			
Dividends paid			
Share repurchase			
Dividend in specie - fair value			(25)
Dividend in specie - fair value adjustment			
Dividend in specie - net asset value			(25)
Issue of share capital	1	2 093	
- Management Share Option Scheme Trust[1]		143	
- empowerment transformation transaction	1	1 950	
- issue of share capital to share trusts		173	
- treasury shares		(173)	
Balance at 31 December 2006	4	5 135	379
Net gains/(losses) not recognised in income statement			**174**
Currency translation differences			**175**
Share of reserve movements of associates			**(1)**
Share-based payments movement			
Financial instruments fair value movements recognised in equity			
- recognised in equity			
Net profit			
Issue of share capital[1]		**9**	
Share placement[2]		**91**	
- issue		**640**	
- repurchase		**(460)**	
- expenses		**(89)**	
Prior year dividend in specie reclassification		**(3 186)**	
Special purpose entities now consolidated opening retained income			
Minority share buy-out			
Balance at 30 June 2007	**4**	**2 049**	**553**

[1] Issued to the Management Share Option Scheme Trust due to options exercised.
[2] Repurchase of 10 million shares from Anglo South Africa Capital (Pty) Limited on 13 April 2007 at R45,99 per share and subsequent re-issue of 10 million new Exxaro shares at R64 per share. STC on the share repurchase of R57,5 million is included in net profit.

EQUITY

Non-distributable reserves						
Financial instruments revaluation Rm	Equity settled reserve Rm	Insurance reserve Rm	Retained income Rm	Attributable to equity holders of the parent Rm	Minority interest Rm	Total equity Rm
(5)	88		4 325	7 319	9	7 328
18	(2)			329		329
				313		313
	(2)			(2)		(2)
8				8		8
9				9		9
1				1		1
			1 067	1 067	10	1 077
			(491)	(491)	(1)	(492)
				105		105
13	86		4 901	8 329	18	8 347
13	716			849		849
				135		135
	3			9		9
	713			713		713
14				14		14
(1)				(1)		(1)
				(21)		(21)
			18 102	18 102	17	18 119
			(1 137)	(1 137)	(8)	(1 145)
			(1 763)	(1 763)		(1 763)
(2)			(18 305)	(18 332)		(18 332)
			(17 966)	(17 966)		(17 966)
(2)			(339)	(366)		(366)
				2 094		2 094
				143		143
				1 951		1 951
				173		173
				(173)		(173)
24	802		1 798	8 142	27	8 169
(48)	72			198		198
(1)				174		174
	34			33		33
	38			38		38
(47)				(47)		(47)
			839	839	14	853
				9		9
				91		91
				640		640
				(460)		(460)
				(89)		(89)
			3 186			
			(3)	(3)		(3)
					(12)	(12)
(24)	874		5 820	9 276	29	9 305

[a] Dividends declared after this interim period comprise of an interim dividend of 60 cents per share. STC at 12,5% (R26 million) will be payable on the dividend.

NOTES TO THE GROUP FINANCIAL RESULTS

1. **Basis of preparation**
The condensed interim financial results are prepared in accordance with International Accounting Standard 34 on Interim Financial Reporting and should be read in conjunction with the 2006 financial statements. The group financial results have been prepared on the historical cost basis excluding financial instruments and biological assets which are fair valued, and conform to International Financial Reporting Standards. The accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2006.

	6 months ended 30 June 2007 Reviewed Rm	6 months ended 30 June 2006 Reviewed Rm	12 months ended 31 Dec 2006 Audited Rm
2. Profit/(loss) before taxation from continuing and discontinuing operations is arrived at after			
Depreciation and amortisation of intangible assets	**(368)**	(423)	(813)
Financing costs	**(153)**	(200)	(451)
Interest received	**44**	50	115
Net realised foreign exchange (losses)/ gains on:			
- currency exchange differences	**(2)**	159	199
- revaluation of derivative instruments	**6**	(144)	(278)
Net unrealised foreign exchange (losses)/ gains on:			
- currency exchange differences	**(41)**	(107)	(97)
- revaluation of derivative instruments	**(10)**	8	51
Fair value adjustment on financial assets	**29**	36	84
Impairment charges (note 3)		(784)	(784)
Excess of minority interest over cost of acquisition		36	36
Net profit on disposal of investments		21	39
Fair value adjustment on unbundling of subsidiary			17 963
Net (deficit)/surplus on disposal of property, plant and equipment	**(2)**	19	(3)
Share-based payment: BEE credential expense			(580)
Share-based payment expense	**(38)**	2	(185)
Cost of empowerment transaction, unbundling, integration and branding		(79)	(241)
3. Impairment charges			
Impairment of property, plant and equipment	**(6)**	(784)	(784)
Reversal of impairment of other investments	**6**		
		(784)	(784)
Taxation effect		227	227
		(557)	(557)

	6 months ended 30 June 2007 Reviewed Rm	6 months ended 30 June 2006 Reviewed Rm	12 months ended 31 Dec 2006 Audited Rm
4. Net financing cost			
Interest expense and loan costs	**78**	143	354
Finance leases	**30**	28	39
Interest income	**(44)**	(50)	(115)
Net interest expense	**64**	121	278
Interest adjustment on non-current provisions	**45**	29	58
	109	150	336
Less discontinued operations (note 5)		25	29
Net financing cost as per income statement	**109**	125	307
5. Discontinued operations			
Exxaro unbundled its iron ore business effective 1 November 2006 as part of an empowerment transaction and now holds only a 20% interest in Sishen Iron Ore Company (Pty) Limited which is equity accounted.			
Revenue		3 846	6 483
Operating expenses		(1 912)	(3 385)
Net operating profit		1 934	3 098
Net financing costs		(25)	(29)
Profit before taxation		1 909	3 069
Taxation		(488)	(746)
Profit for the period from discontinued operations		1 421	2 323
Cash flow attributable to operating activities		430	982
Cash flow attributable to investing activities		(430)	(7 025)
Cash flow attributable to financing activities		(261)	5 853
Cash flow attributable to discontinued operations		(261)	(190)
6. Dividends paid:			
Cash dividends		491	1 628
Share repurchase			1 763
Cash dividends paid to minorities relating to previous year	**4**	1	5
	4	492	3 396

	As at 30 June 2007 Reviewed Rm	As at 30 June 2006 Reviewed Rm	As at 31 Dec 2006 Audited Rm
7. Investments			
Unlisted investments in associates - directors' valuation	**8 900**	169	4 812
Listed investments included in other financial assets - market value[m]		78	92
Unlisted investments included in other financial assets - directors' valuation	**333**	35	93

[m] *Reclassified as non-current asset held for sale in 2007.*

NOTES TO THE GROUP FINANCIAL RESULTS (continued)

	As at 30 June 2007 Reviewed Rm	As at 30 June 2006 Reviewed Rm	As at 31 Dec 2006 Audited Rm
8. Business combination			
On 27 February 2007, the group acquired 100% of the issued share capital of Rosh Pinah Mine Holdings (Pty) Limited which is included in the base metals segment results. The acquired business contributed neither revenue nor operating profits to the group for the period from 27 February 2007 to 30 June 2007. This transaction increased the Exxaro effective shareholding in Rosh Pinah Zinc Corporation (Pty) Limited from 89,5% to 93,9%.			
Details of assets acquired are as follows:			
- cash paid on acquisition	**(8)**		
- fair value of assets acquired	**8**		
Goodwill			
Fair value of assets acquired			
- property, plant and equipment	**18**		
- investments	**15**		
- interest-bearing borrowings	**(25)**		
Fair value of net assets	**8**		
Total purchase consideration	**(8)**		
Cash outflow on acquisition of subsidiary	**(8)**		

9. Net debt

Net debt is calculated as being interest-bearing borrowings less cash and cash equivalents.

10. Related party transactions

During the period the company and its subsidiaries, in the ordinary course of business, entered into various sale and purchase transactions with associates and joint ventures. These transactions were subject to terms that are no less favourable than those arranged with third parties.

11. Post-balance sheet event

Subsequent to the interim reporting date, Exxaro disposed of its 3,78% interest in Mineral Deposits Limited (MDL) for AU$1,25 per share resulting in a net cash inflow of AU$14 million.

12. JSE Limited requirements

The interim announcement has been prepared in accordance with the listings requirements of the JSE Limited.

13. Corporate governance

The group complies in all material respects with the Code of Corporate Practice and Conduct published in the King II Report on Corporate Governance.

14. Auditors' review

The interim results have been reviewed by the company's auditors, Deloitte and Touche. Their unmodified review opinion is available for inspection at the company's registered office.

UNAUDITED PHYSICAL INFORMATION ('000 TONNES)

	6 months ended 30 June 2007	6 months ended 30 June 2006	12 months ended 31 Dec 2006
Coal[1]			
Production			
- Power station	**16 830**	16 849	34 599
• Tied operations [2]	**8 353**	8 638	17 596
• Commercial operations	**8 477**	8 211	17 003
- Coking	**1 479**	1 109	2 496
• Tied operations	**242**	180	363
• Commercial operations	**1 237**	929	2 133
- Other commercial operations	**2 016**	2 339	4 665
Total	**20 325**	20 297	41 760
Sales			
- Eskom	**16 604**	16 554	34 665
• Tied operations	**8 337**	8 623	17 598
• Commercial operations	**8 267**	7 931	17 067
- Other domestic	**2 572**	2 449	4 892
• Tied operations	**214**	207	381
• Commercial operations	**2 358**	2 242	4 511
- Export commercial operations	**813**	1 092	2 434
Total	**19 989**	20 095	41 991
Mineral Sands - RSA			
Production			
- Ilmenite	**187**	160	319
- Zircon	**19**	26	50
- Rutile	**9**	12	25
- Pig iron	**48**	41	75
- Scrap pig iron	**9**	5	10
- Chloride slag	**77**	72	134
- Sulphate slag	**14**	18	36
Sales			
- Ilmenite	**30**	30	50
- Zircon	**14**	23	48
- Rutile	**9**	9	31
- Pig iron	**45**	29	60
- Scrap pig iron	**4**	5	9
- Chloride slag	**81**	64	104
- Sulphate slag	**8**	10	30

UNAUDITED PHYSICAL INFORMATION ('000 TONNES)

(continued)

	6 months ended 30 June 2007	6 months ended 30 June 2006	12 months ended 31 Dec 2006
Mineral Sands - Australia[3]			
Production			
- Ilmenite	**111**	116	227
- Zircon	**19**	18	36
- Rutile	**8**	9	18
- Synthetic rutile	**48**	54	98
- Leucoxene	**8**	7	14
- Pigment	**26**	27	54
Sales			
- Ilmenite	**10**		30
- Zircon	**16**	16	32
- Rutile	**2**	8	18
- Synthetic rutile	**21**	19	27
- Leucoxene	**7**	4	10
Base metals			
Production			
- Zinc concentrate	**53**	55	104
- Zinc metal	**61**	56	106
- Zincor	**51**	48	90
- Chifeng[4]	**10**	8	16
- Lead concentrate	**11**	13	21
Zinc metal sales			
- Domestic	**45**	45	91
- Export	**12**	15	24
Total	**57**	60	115
Lead concentrate sales			
- Export	**7**	12	32

[1] *For comparative purposes the Eyesizwe Coal mines are included for the full periods disclosed.*

[2] *Tied operations refer to mining operations that supply their entire production to either Eskom or Mittal Steel South Africa in terms of contractual agreements.*

[3] *The production and sales tonnes reflect Exxaro Sands Australia's 50% interest in the Tiwest joint venture with Tronox Inc., western Australia.*

[4] *The effective interest in the physical information for the Chifeng (Hongye) refinery has been disclosed.*

COMMENTS

REPORTED RESULTS NOT COMPARABLE

The group's reviewed interim financial results and physical information for the six-month periods ended 30 June 2007 and 2006 respectively are not comparable as a result of the unbundling and separate listing of Kumba Iron Ore Limited ("KIO") and the revised listing of Kumba Resources Limited as Exxaro Resources Limited ("Exxaro") in November 2006.

The reported financial results for the six-month period ended 30 June 2006 as reviewed by the company's auditors include Sishen Iron Ore Company ("SIOC") fully consolidated and exclude Eyesizwe Coal (Pty) Limited ("Eyesizwe"). For the interim period ended 30 June 2007, an effective 20% holding in SIOC is equity accounted while Eyesizwe is fully consolidated.

COMPARABLE SUPPLEMENTARY RESULTS

Comparable unaudited supplementary financial results and physical information is additionally provided for information purposes only, on the assumption that KIO had been unbundled and Exxaro had been created with effect from 1 January 2006.

Comments are for comparative purposes based on an analysis of the group's reviewed financial results and physical information for the six-month period to 30 June 2007 compared with the unaudited supplementary financial results and physical information compiled for the six-month period to 30 June 2006.

OPERATING RESULTS

The group continues to benefit from buoyant demand and high commodity prices as comparable revenue increased by 23% to R4,852 million and net operating profit increased by R266 million to R891 million.

An average exchange rate of R7,33 to the USD was realised compared with R6,32 for the corresponding period in 2006. This was significantly offset by the strengthening of the AUD to the USD, from an average of 74,06 US cents in the six months ended 30 June 2006 to 80,98 US cents in the six-month period under review, which impacted negatively on the financial results of the mineral sands operations in Australia.

EARNINGS

According to the trading statement issued on 24 July 2007, both attributable earnings and headline earnings for the six months ended 30 June 2007 were expected to be between R815 million and R855 million.

Attributable earnings for the period are R839 million or 246 cents per share representing a 61% increase on the comparable 2006 attributable earnings of R520 million or 169 cents per share. This includes Exxaro's 20% interest in the after-tax profits of SIOC amounting to R394 million, some R108 million higher than for the comparable period.

Headline earnings of R839 million (246 cents per share) are 85% higher than for the corresponding comparable period of R453 million (148 cents per share).

CASH FLOW

Cash retained from operations was R1,255 million. This was mainly applied to taxation payments of R309 million, capital expenditure of R396 million (consisting of R190 million in new capacity and R206 million in sustaining and environmental capital) and an investment of R239 million in Richards Bay Coal Terminal (RBCT) to secure Exarro's export entitlement. The group had a net cash inflow of R310 million for the period.

In terms of an option available to Exxaro after its revised listing, Exxaro repurchased 10 million shares from Anglo South Africa Capital (Pty) Limited ("ASAC") on 13 April 2007 at R45,99 per share and subsequently issued 10 million new Exxaro shares at R64 per share. This, together with an additional nine million shares made available by ASAC for simultaneous placement in the market, increased Exxaro's free float to 25,7%. Exxaro's share of the surplus realised on the 10 million shares under option, after costs and taxes, amounted to R100 million.

Net debt of R921 million at 31 December 2006 decreased to R573 million at a net debt to equity ratio of 6,2% on 30 June 2007. Net debt will increase by the contracted payment of R2,353 million, subject to the disclosed price adjustments, for the acquisition of Namakwa Sands and a 26% interest in Black Mountain/Gamsberg on conversion and subsequent cession of their mining rights.

After the end of the reporting period, Exxaro disposed of its 3,78% interest in Mineral Deposits Limited (MDL) for AU$1,25 per share resulting in a net cash inflow of AU$14 million (R84,6 million). The original interest in MDL of 15,37% was acquired in February 2001 for AU$0,44 per share.

In the release of its interim results to 30 June 2007, KIO announced an interim dividend of 350 cents per share payable from the proceeds of a dividend of R1,511 million from SIOC of which Exxaro will receive 20% in September 2007 amounting to R302 million.

SAFETY, HEALTH AND ENVIRONMENT

Regrettably, and despite excellent safety achievements at several mines, three fatalities were suffered during the period under review. The group has renewed its commitment to achieving a working environment that is fatality and injury free. Safety awareness and preventative programmes continue to be strengthened by initiatives to enhance hazard identification and safe behaviour. The average lost time injury frequency rate (LTIFR) per two hundred thousand man-hours worked for the six-month period improved to 0,33 compared to 0,42 for the corresponding period in 2006.

The group has an integrated, enterprise-wide risk management programme which evaluates environmental risk and enhances environmental performance. Out of the group's 12 operations, including former Eyesizwe business units, nine have obtained both the international health and safety certification (OHSAS 18001) and environmental certification (ISO 14001). The group aims to have all its business units fully compliant to both certifications by December 2008.

An HIV/Aids voluntary counselling and testing (VCT) programme has been introduced at all of the group's South African operations. This includes awareness, training of peer educators, VCT and a disease management programme. The extension of anti-retroviral programmes to all of the group's businesses is progressing with the majority of employees who tested HIV-positive during the period, now enrolled on the disease management programme.

REPORTED SEGMENT RESULTS

	6 months ended 30 June 2007 Reviewed Rm	6 months ended 30 June 2006 Pro forma Rm	12 months ended 31 Dec 2006 Pro forma Rm
Revenue			
Iron Ore		3 846	6 483
Coal	**2 319**	1 177	2 882
Mineral Sands	**1 040**	875	1 859
- Exxaro KZN Sands (previously Ticor SA)	**480**	378	817
- Exxaro Australia Sands (previously Ticor Australia)	**560**	497	1 042
Base Metals	**1 416**	948	2 379
Industrial Minerals	**73**	51	122
Other	**4**	4	21
Total	**4 852**	6 901	13 746
Net operating profit			
Iron Ore		1 934	3 098
Coal	**393**	308	599
Mineral Sands	**8**	(666)	(698)
- Exxaro KZN Sands	**(10)**	(798)	(842)
- Exxaro Australia Sands	**18**	132	144
Base Metals	**502**	215	609
Industrial Minerals	**(11)**	11	26
Other	**(1)**	(69)	17 063
Total	**891**	1 733	20 697

COMPARABLE UNAUDITED SUPPLEMENTARY RESULTS

(Pro formas)	6 months ended 30 June 2007 Rm	6 months ended 30 June 2006 Rm	12 months ended 31 Dec 2006 Rm
Revenue			
Coal[(1)]	**2 319**	2 063	4 433
- Tied operations	**838**	798	1 625
- Commercial operations	**1 481**	1 265	2 808
Mineral Sands	**1 040**	875	1 859
- Exxaro KZN Sands	**480**	378	817
- Exxaro Australia Sands	**560**	497	1 042
Base Metals	**1 416**	948	2 379
- Rosh Pinah	**577**	429	888
- Zincor	**1 358**	895	2 234
- Other	**(519)**	(376)	(743)
Industrial Minerals	**73**	51	122
- Current operations	**73**	51	122
-Other	**4**	4	21
Total	**4 852**	3 941	8 814

COMPARABLE UNAUDITED SUPPLEMENTARY RESULTS (continued)

(Pro formas)	**6 months ended 30 June 2007 Rm**	6 months ended 30 June 2006 Rm	12 months ended 31 Dec 2006 Rm
Net operating profit			
Coal[1]	**393**	271	620
- Tied operations	**50**	76	105
- Commercial operations	**343**	195	515
Mineral Sands	**8**	118	86
- Exxaro KZN Sands[2]	**(10)**	(14)	(58)
- Exxaro Australia Sands	**18**	132	144
Base Metals	**502**	215	609
- Rosh Pinah	**330**	155	404
- Zincor	**192**	66	238
- Other	**(20)**	(6)	(33)
Industrial Minerals	**(11)**	2	(1)
- Current operations	**8**	11	26
- AlloyStream™	**(19)**	(9)	27
Other[3]	**(1)**	19	(53)
Net operating profit	**891**	625	1 261
Net financing costs	**(109)**	(130)	(315)
Equity accounted income[4]	**401**	308	638
Taxation[2]	**(330)**	(273)	(595)
Minority interest	**(14)**	(10)	(27)
Attributable earnings	**839**	520	962
Share of associate's net profit on disposal of property, plant and equipment	**(1)**		(1)
Excess of minority interest over cost of acquisition		(36)	(36)
Net deficit/(surplus) on disposal of property, plant and equipment	**2**	(22)	(3)
Net profit on disposal of investment		(21)	(39)
Taxation effect of adjustments	**(1)**	12	10
Headline earnings	**839**	453	893

[1] *For comparative purposes the Eyesizwe Coal mines are included for the full periods disclosed.*
[2] *Excludes the pre-tax impairment in 2006 of R784 million and the taxation effect of R227 million.*
[3] *Excludes non-recurring expenditure of R79 million and R241 million associated with the empowerment transaction in the six months to 30 June 2006 and 12 months to 31 December 2006 respectively.*
[4] *Includes 20% investment in SIOC equity accounted from 1 January 2006.*

OPERATIONS

Coal

Power station coal production at the Eskom tied mines was lower by 285kt in the period under review due to difficult geological conditions at Arnot, partially offset by increased production from North Block Complex (NBC).

Production of coking coal, however, was 370kt higher than the comparable period in 2006 as a result of the commissioning of the new coal beneficiation module (GG6) at the Grootegeluk mine as well as improved production at Tshikondeni mine.

Steam coal production decreased by 323kt during the period due to the discontinuation of mining of the Strathrae Reserve at NBC and the closure of the underground mining operations at New Clydesdale Colliery (NCC).

Total coal sales volumes remained in line with the comparable period in 2006.

Higher demand from Eskom and for metallurgical coal at stronger international market prices resulted in an increase of 12% in revenue to R2,319 million.

Higher revenue together with lower costs due to the discontinuation of underground activities at NCC and certain reserves at NBC, resulted in net operating profit increasing by R122 million to R393 million with an operating income margin of 17% despite the cost-based arrangements of the Eskom tied operations.

Exxaro KZN Sands

Revenue increased by 27% to R480 million on the corresponding period in 2006 due to improved production and sales tonnages, with marginally higher prices.

Both furnaces contributed with chloride titanium slag tapped 5kt higher at 77kt and improved low manganese pig iron production. Ilmenite production was aligned with the higher smelter feed requirements yielding 27kt more than the corresponding period in 2006. Zircon and rutile production decreased due to lower in-situ mineral grades.

Continuous improvement initiatives are impacting positively on production and should be further enhanced by the pre-heater introduction on Furnace Two planned for August 2007.

Exxaro Australia Sands

The planned five week shut for the Synthetic Rutile (SR) plant was successfully completed in line with the original timeframe. The shut, together with a material strengthening of the AUD against the USD to an 18-year high of 85 US cents to the AUD, led to a substantial reduction in the net operating profit compared with the corresponding period in 2006. This was somewhat offset by modest price increases for pigment and rutile.

Zircon and leucoxene production increased as a result of margin improvement initiatives, whilst pigment and rutile production were in line with the comparable period in 2006.

Base Metals

Revenue increased by 49% to R1,416 million with the operating margin at 35% as a result of a 28% increase in the average zinc price for the six months to US$3,560 per tonne, US$795 per tonne higher than the same period in 2006. The price increase was aided by higher zinc metal production at the Zincor refinery emanating from better quality concentrates treated, supported in turn by improved plant stability.

Zincor is currently undertaking a rebuild of the no. 4 roaster similar to roaster no. 3 that was rebuilt in the second half of 2006.

A total of 13kt representing 30% of Rosh Pinah Zinc Corporation (Pty) Limited's ("Rosh Pinah") projected lead sales up to June 2010 were hedged at forward prices ranging from US$1,700 to US$940 per tonne to partly accommodate the stand-alone funding structure targeted for the divestment of a 43,8% interest in Rosh Pinah to Namibian groupings. It is anticipated that hedging up to 60% of Rosh Pinah's zinc and lead sales may be effected on implementation of the transaction. The divestment is targeted for completion by year-end.

The Rosh Pinah life of mine (LOM) was increased from four years in 2004 to seven years in 2006 through an intensified exploration programme. The ongoing programme continues to render positive results and holds the prospect of further increasing the life of mine.

Industrial Minerals

Production at both the FerroAlloys plant and the Glen Douglas mine remained in line with the previous corresponding period. Net operating income declined by R3 million as a results of higher maintenance expenditure at the Glen Douglas mine.

GROWTH OPPORTUNITIES

Coal

Ramp-up of the Grootegeluk 6 project which started in August 2006, will reach design capacity in the fourth quarter of 2007. In addition to supplementing semi-soft coking coal to Mittal Steel South Africa's coking plants, this project contributes to alleviating the shortage of market coke for the ferro-alloy industry.

A supply agreement for 45 years was awarded to Exxaro Coal by Eskom in March 2007 to supply 8,5Mtpa of power station coal from the Grootegeluk mine to Eskom's new 2,400MW Medupi power station consisting of three generating units and adjacent to the Matimba power station. Feasibility studies are underway to also supply the planned additional three generating units of Medupi which could increase the total coal supply from Grootegeluk mine to Medupi, to 17Mtpa.

The Board has approved two further retorts for the Sintel Char facility currently under construction to produce char for the ferro-alloy industry from the Grootegeluk mine. Production from this four-retort facility is expected to ramp-up to 160ktpa by 2008 at a revised total estimated cost of R290 million.

The feasibility study to investigate the viability of a market coke plant is now scheduled for completion in November 2007. If viable, the plant will produce high quality market coke from semi-soft coking coal produced at Grootegeluk mine.

In May 2007, Exxaro was awarded 2,5Mtpa export entitlement through RBCT by means of a subscription process, in addition to the existing

0,8Mtpa entitlement of Eyesizwe Coal. Exxaro also purchased a further 1Mtpa export entitlement through RBCT from Billiton Energy Coal South Africa Limited, bringing the total export allocation to 4,3Mtpa. On completion of the RBCT Phase V expansion scheduled for the second quarter of 2009, Exxaro will receive a further 2Mtpa export entitlement through the South Dunes Coal Terminal Company, bringing the total entitlement to 6,3Mtpa.

Exxaro has started producing coal at the new Inyanda mine near Witbank in the Mpumalanga province of South Africa, four months after construction started. The R269 million Inyanda coal mine is the first greenfields project to be developed under the Exxaro corporate identity and will be able to produce up to 1,5Mtpa of product.

The Mafube expansion project, in which Exxaro is a 50:50 joint venture partner with Anglo Coal, is expected to cost approximately R1,9 billion on completion. Construction commenced in July 2006 with the first coal to washing plant expected in November 2007 and ramp-up to full capacity in seven months.

Geological drilling and modelling at Mmamabula in Botswana, a joint venture between Exxaro Coal and Magaleng continued until the end of June 2007. An application for a mining license or special extension of the prospecting license was submitted in March 2007. The feasibility study is planned to commence in 2008.

Mining of the Eerstelingsfontein reserves near Belfast to supply 1Mtpa power station coal to Eskom could commence early in 2008. The feasibility on the project is planned to be completed by the end of August 2007.

In terms of the 50:50 joint venture agreement between Exxaro and Anglo Coal Australia, exploration of the coking coal resource on the adjacent properties of Moranbah South and Grosvenor South in Queensland, Australia, is progressing according to schedule. The focus is to delineate suitable long wall resources via geophysics and drilling and it is expected that this will be completed in the second half of 2009. Moranbah South has the potential to produce about 3,5Mtpa of quality hard coking coal from underground long-wall mining for at least 20 years.

Mineral Sands

The application for obtaining a new order mining right for the Fairbreeze C Extension area and the applicable environmental authorisations for the Hillendale mine in KwaZulu-Natal has not yet been completed. As a result, production from the Fairbreeze project is expected to now commence early in 2009.

The requisite regulatory approvals for the large deposit on the Port Durnford property located to the immediate south-west of Exxaro KZN Sands' Hillendale mine, are also being progressed. This project is a 51:49 joint venture between Exxaro Sands and Imbiza Resources.

Good progress has been made in confirming the ilmenite feedstock resource of the Toliara Sands project in Madagascar. Drilling on the Monombo-Marombe exploration area in south-western Madagascar is continuing while the feasibility study on the Ranobe area will be resumed in 2008, after which a development decision could be made.

A study on the pigment plant expansion of an additional 40ktpa to 50ktpa in 2009 at the Tiwest Kwinana pigment plant announced in the first quarter of 2007 at an estimated cost of US$35 million to US$45 million is expected to be completed during the fourth quarter of 2007 with approval shortly thereafter. Exxaro holds a 50% share of this project. On the completion of the study, the final scope of the expansion and capital estimate will be announced by the joint venture partners.

Production at the Dongara project 90km south of Geraldton in western Australia is still expected to commence in late 2009.

Base Metals

The capacity expansion from 50ktpa to 110ktpa at the Chifeng smelter has been successfully commissioned with production to be progressively ramped-up to design capacity. Exxaro has an effective 22% interest in the expanded operation consisting of three phases.

A claim for damages for breach of contract by Gécamines regarding the Kipushi zinc and copper project has been submitted and it is planned to do likewise for the Kamoto copper and cobalt project whilst in parallel endeavouring to resolve the issues with Gécamines and the government of the Democratic Republic of the Congo (DRC) amicably. The government is reviewing all agreements concluded in the DRC during the past six years.

ALLOYSTREAM™

The feasibility study for the commercialisation of AlloyStream™ technology, Furnace One, which allows for improved beneficiation of manganese ore, is targeted for completion during the second quarter of 2008.

The AlloyStream™ technology also lends itself to the production of ferro-nickel. The necessary test work and pilot plant campaigns will commence in 2008.

CONVERSION OF MINING RIGHTS

Exxaro is approaching the conversion of its old order mining rights to the new order rights in two phases. It is firstly progressing conversion of the former Kumba Resources-associated rights, excluding iron ore, and this will be followed by applications for the conversion of the former Eyesizwe mining rights.

Exxaro held a workshop with the Department of Minerals and Energy (DME) on 17 and 18 July as part of the process to clarify and progress the applications for new mining rights for the operations.

DIRECTORATE

As disclosed in the revised listing particulars of Exxaro dated 9 October 2006, Mr SA Nkosi will succeed Dr CJ Fauconnier as chief executive officer on 1 September 2007. Dr Fauconnier will also retire from the Board on that date.

OUTLOOK

The group remains well positioned to continue benefiting from the strong commodity markets as prices for zinc and coal remain favourable while buoyant iron ore market conditions will have a positive impact on its share of SIOC's earnings. Continued depressed mineral sands prices and the Australian dollar and South African rand at stronger levels could, however, negatively impact on operating results.

INTERIM DIVIDEND

The directors have declared an interim dividend number 9 of 60 cents per share in respect of the 2007 interim period. The dividend has been declared in South African currency and is payable to the shareholders recorded in the books of the company at close of business on Friday, 7 September 2007.

In compliance with the electronic statement system of the JSE Limited, the following dates are applicable:

Last date to trade *cum* dividend	Friday, 31 August 2007
Shares trade *ex* dividend	Monday, 3 September 2007
Record date	Friday, 7 September 2007
Payment date	Monday, 10 September 2007

Share certificates may not be dematerialised nor rematerialised between 3 September 2007 and 7 September 2007, both days inclusive.

On behalf of the Board

Dr CJ Fauconnier
(Chief Executive Officer)

DJ van Staden
(Chief Financial Officer)

15 August 2007

Registered Office
Exxaro Resources Limited
Roger Dyason Road
Pretoria West, 0002

Tel: +27 12 307 5000
Fax: +27 12 323 3400

Transfer Secretaries
Computershare Investor
Services 2004 (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg, 2001
PO Box 61051
Marshalltown, 2107

Directors: Dr CJ Fauconnier *(Chief Executive Officer)*, PM Baum, JJ Geldenhuys, U Khumalo, MJ Kilbride*, Dr D Konar, VZ Mntambo, RP Mohring, PKV Ncetezo, SA Nkosi*, NMC Nyembezi-Heita, NL Sowazi, DJ van Staden*, D Zihlangu

**Executive*

Company Secretary:
MS Viljoen

Corporate Affairs and Investor Relations:
Trevor Arran (+27 12 307 3292)

Registration number: 2000/011076/06
Sponsor: JP Morgan (+27 11 507 0300)
ISIN code: ZAE000084992
JSE share code: EXX
ADR code: EXXAY

If you have any queries regarding your shareholding in Exxaro Resources, please contact the Transfer Secretaries at +27 11 370 5000

This report is available on

www.exxaro.com

Back to SENS list PRINT this article

EXX - Exxaro - Reviewed condensed group interim fi 16 Aug 2007

EXX
EXX
EXX - Exxaro - Reviewed condensed group interim financial results and physical information for the six months ended 30 June 2007
Exxaro Resources Limited
Registration number: 2000/011076/06
ISIN code: ZAE000084992
JSE share code: EXX
ADR code: EXXAY

Reviewed condensed group interim financial results and physical information for the six months ended 30 June 2007

* Delivering on growth
* Successful integration of Kumba Coal and Eyesizwe Coal
* Headline earnings of 246 cents per share
* Interim dividend of 60 cents per share
* Share placement increased free float

CONDENSED GROUP INCOME STATEMENT

	6 months ended 30 June 2007 Reviewed	6 months ended 30 June 2006 Reviewed	12 months ended 31 Dec 2006 Audited
CONTINUING OPERATIONS	Rm	Rm	Rm
Revenue	4 852	3 055	7 263
Operating expenses	(3 961)	(2 393)	(6 022)
Fair value adjustment on unbundling of subsidiary			17 963
BEE credential expense and unbundling costs		(79)	(821)
Impairment of property, plant and equipment		(784)	(784)
Net operating profit/(loss)	891	(201)	17 599
Net financing costs (note 4)	(109)	(125)	(307)
Share of income from equity accounted investments	401	24	159
Profit/(loss) before taxation (note 2)	1 183	(302)	17 451
Taxation	(330)	(42)	(578)
Profit/(loss) for the period from continuing operations	853	(344)	16 873
Profit for the period from discontinued operations (note 5)		1 421	2 323
Profit for the period	853	1 077	19 196
Attributable to:			
Equity holders of the parent	839	1 067	19 169
Minority interest	14	10	27
Profit for the period	853	1 077	19 196
Ordinary shares (million)			
- in issue	352	309	351
- weighted average number of shares	341	307	313
- diluted weighted average number of shares	354	315	318
Attributable earnings per share (cents)			
- basic	246	348	6 124
- diluted	237	339	6 028
Attributable earnings/(loss) per share from continuing operations (cents)			
- basic	246	(115)	5 382
- diluted	237	(112)	5 297
Attributable earnings per share from discontinued operations (cents)			

- basic		463	742
- diluted		451	731
Dividend paid per share (cents) in respect of the previous financial year		160	160
Dividend paid per share (cents) in respect of the interim period		180	180
Special dividend paid per share (cents) on unbundling			185
Dividend declared per share (cents) in respect of the interim period	60		
Reconciliation of headline earnings			
Net profit for the period attributable to ordinary shareholders	839	1 067	19 169
Adjusted for:			
- Impairment charges (note 3)		784	784
- Share of associate`s net profit on disposal of property, plant and equipment	(1)		(1)
- Excess of minority interest over cost of acquisition		(36)	(36)
- Net deficit/(surplus) on disposal of property, plant and equipment	2	(19)	3
- Fair value adjustment prior to unbundling			(17 963)
- Net profit on disposal of investment		(21)	(39)
- Taxation effect of adjustments	(1)	(216)	(219)
Headline earnings	839	1 559	1 698
Headline earnings from discontinued operations		1 423	2 328
Headline earnings from continuing operations	839	136	(630)
Headline earnings per share (cents)			
- basic	246	508	542
- diluted	237	495	534
Headline earnings per share from continuing operations (cents)			
- basic	246	44	(201)
- diluted	237	43	(198)
Headline earnings per share from discontinued operations (cents)			
- basic		464	744
- diluted		452	732

CONDENSED GROUP BALANCE SHEET

	As at 30 June 2007 Reviewed Rm	As at 30 June 2006 Reviewed Rm	As at 31 Dec 2006 Audited Rm
ASSETS			
Non-current assets			
Property, plant and equipment	7 743	8 164	7 583
Biological assets	26	29	26
Intangible assets	74	67	69
Investments in unlisted associates and joint ventures (note 7)	724	141	384
Deferred taxation	701	636	748
Other financial assets (note 7)	1 046	478	693
	10 314	9 515	9 503
Current assets			
Inventories	1 645	1 774	1 391
Trade and other receivables	1 633	2 562	1 663
Cash and cash equivalents	857	1 335	906

	4 135	5 671	3 960
Non-current assets classified as held for sale	95	12	2
Total assets	14 544	15 198	13 465
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary shareholders` equity	9 276	8 329	8 142
Minority interest	29	18	27
Total shareholders` equity	9 305	8 347	8 169
Non-current liabilities			
Interest-bearing borrowings	1 299	1 654	1 214
Non-current provisions	1 168	773	931
Deferred taxation	1 097	1 114	1 116
	3 564	3 541	3 261
Current liabilities			
Trade and other payables	1 436	1 524	1 321
Interest-bearing borrowings	131	1 162	613
Taxation	82	603	67
Current provisions	26	21	30
Shareholders for dividends			4
	1 675	3 310	2 035
Total equity and liabilities	14 544	15 198	13 465
Net debt (note 9)	573	1 481	921
Net asset value per share (cents)	2 635	2 695	2 320
Capital expenditure			
- incurred	396	861	2 010
- contracted	417	1 337	842
- authorised but not contracted	693	2 603	732
Capital expenditure contracted relating to captive mines (30 June 2006 Tshikondeni and Thabazimbi; 30 June 2007 and 31 December 2006 Tshikondeni, Arnot and Matla), which will be financed by Mittal Steel South Africa and Eskom respectively	444	131	8
Commitment relating to the acquisition of Namakwa Sands and a 26% interest in Black Mountain (Pty) Limited from Anglo Operations Limited, subject to price adjustments	2 353		
Contingent liabilities	166	100	100
Operating lease commitments	122	165	124
Operating sublease rentals receivable	1	1	10

CONDENSED GROUP CASH FLOW STATEMENT

	6 months ended 30 June 2007 Reviewed	6 months ended 30 June 2006 Reviewed	12 months ended 31 Dec 2006 Audited
	Rm	Rm	Rm
Cash retained from operations	1 255	2 282	4 761
- income from equity accounted investments	71		
- net financing costs	(64)	(121)	(278)
- taxation paid	(309)	(895)	(1 927)
- dividends paid (note 6)	(4)	(492)	(3 396)
Cash used in investing activities			
- capital expenditure	(396)	(861)	(2 010)
- proceeds from disposal of property, plant and equipment	10	150	170
- acquistion of subsidiary	(8)		(1 545)
- investments acquired	(240)		
- proceeds from disposal of investment		23	26

- other	(5)	96	308
Net cash inflow/(outflow)	310	182	(3 891)
Net cash flow from financing activities			
- cash flows from issue of shares	100	105	2 199
- borrowings (repaid)/raised	(468)	(435)	1 518
Net (decrease) in cash and cash equivalents	(58)	(148)	(174)
Special purpose entities consolidated	9		
Less cash and cash equivalents of unbundled subsidiaries			(403)
Cash and cash equivalents beginning of period	906	1 483	1 483
Cash and cash equivalents end of period	857	1 335	906

NOTES TO THE GROUP FINANCIAL RESULTS

1. Basis of preparation

The condensed interim financial results are prepared in accordance with International Accounting Standard 34 on Interim Financial Reporting and should be read in conjunction with the 2006 financial statements. The group financial results have been prepared on the historical cost basis excluding financial instruments and biological assets which are fair valued, and conform to International Financial Reporting Standards. The accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2006.

	6 months ended 30 June 2007	6 months ended 30 June 2006	12 months ended 31 Dec 2006
	Reviewed Rm	Reviewed Rm	Audited Rm
2. Profit/(loss) before taxation from continuing and discontinuing operations is arrived at after			
Depreciation and amortisation of intangible assets	(368)	(423)	(813)
Financing costs	(153)	(200)	(451)
Interest received	44	50	115
Net realised foreign exchange (losses)/gains on:			
- currency exchange differences	(2)	159	199
- revaluation of derivative instruments	6	(144)	(278)
Net unrealised foreign exchange (losses)/gains on:			
- currency exchange differences	(41)	(107)	(97)
- revaluation of derivative instruments	(10)	8	51
Fair value adjustment on financial assets	29	36	84
Impairment charges (note 3)		(784)	(784)
Excess of minority interest over cost of acquisition		36	36
Net profit on disposal of investments		21	39
Fair value adjustment on unbundling of subsidiary			17 963
Net (deficit)/surplus on disposal of property, plant and equipment	(2)	19	(3)
Share-based payment: BEE credential expense			(580)
Share-based payment expense	(38)	2	(185)
Cost of empowerment transaction, unbundling, integration and branding		(79)	(241)
3. Impairment charges			
Impairment of property, plant and equipment	(6)	(784)	(784)
Reversal of impairment of other investments	6		

		(784)	(784)
Taxation effect		227	227
		(557)	(557)

4. Net financing cost

Interest expense and loan costs	78	143	354
Finance leases	30	28	39
Interest income	(44)	(50)	(115)
Net interest expense	64	121	278
Interest adjustment on non-current provisions	45	29	58
	109	150	336
Less discontinued operations (note 5)		25	29
Net financing cost as per income statement	109	125	307

5. Discontinued operations

Exxaro unbundled its iron ore business effective 1 November 2006 as part of an empowerment transaction and now holds only a 20% interest in Sishen Iron Ore Company (Pty) Limited which is equity accounted.

Revenue		3 846	6 483
Operating expenses		(1 912)	(3 385)
Net operating profit		1 934	3 098
Net financing costs		(25)	(29)
Profit before taxation		1 909	3 069
Taxation		(488)	(746)
Profit for the period from discontinued operations		1 421	2 323
Cash flow attributable to operating activities		430	982
Cash flow attributable to investing activities		(430)	(7 025)
Cash flow attributable to financing activities		(261)	5 853
Cash flow attributable to discontinued operations		(261)	(190)

6. Dividends paid

Cash dividends		491	1 628
Share repurchase			1 763
Cash dividends paid to minorities relating to previous year	4	1	5
	4	492	3 396

	As at 30 June 2007	As at 30 June 2006	As at 31 Dec 2006
	Reviewed	Reviewed	Audited
	Rm	Rm	Rm
7. Investments			
Unlisted investments in associates - directors` valuation	8 900	169	4 812
Listed investments included in other financial assets - market value(1)		78	92
Unlisted investments included in other financial assets - directors` valuation	333	35	93

(1) Reclassified as non-current asset held for sale in 2007.

8. Business combination

On 27 February 2007, the group acquired 100% of the issued share capital of Rosh Pinah Mine Holdings (Pty) Limited which

is included in the base metals segment results. The acquired business contributed neither revenue nor operating profits to the group for the period from 27 February 2007 to 30 June 2007. This transaction increased the Exxaro effective shareholding in Rosh Pinah Zinc Corporation (Pty) Limited from 89,5% to 93,9%.

Details of assets acquired are as follows:

- cash paid on acquisition	(8)
- fair value of assets acquired	8
Goodwill	
Fair value of assets acquired:	
- property, plant and equipment	18
- investments	15
- interest-bearing borrowings	(25)
Fair value of net assets	8
Total purchase consideration	(8)
Cash outflow on acquisition of subsidiary	(8)

9. Net debt

Net debt is calculated as being interest-bearing borrowings less cash and cash equivalents.

10. Related party transactions

During the period the company and its subsidiaries, in the ordinary course of business, entered into various sale and purchase transactions with associates and joint ventures. These transactions were subject to terms that are no less favourable than those arranged with third parties.

11. Post-balance sheet event

Subsequent to the interim reporting date, Exxaro disposed of its 3,78% interest in Mineral Deposits Limited (MDL) for AU$1,25 per share resulting in a net cash inflow of AU$14 million.

12. JSE Limited requirements

The interim announcement has been prepared in accordance with the listings requirements of the JSE Limited.

13. Corporate governance

The group complies in all material respects with the Code of Corporate Practice and Conduct published in the King II Report on Corporate Governance.

14. Auditors` review

The interim results have been reviewed by the company`s auditors, Deloitte and Touche. Their unmodified review opinion is available for inspection at the company`s registered office.

UNAUDITED COMPARABLE PHYSICAL INFORMATION (`000 TONNES)

	6 months ended 30 June 2007	6 months ended 30 June 2006	12 months ended 31 Dec 2006
Coal(1)			
Production			
- Power station	16 830	16 849	34 599
Tied operations(2)	8 353	8 638	17 596
Commercial operations	8 477	8 211	17 003
- Coking	1 479	1 109	2 496
Tied operations	242	180	363
Commercial operations	1 237	929	2 133
- Other commercial operations	2 016	2 339	4 665
Total	20 325	20 297	41 760
Sales			
- Eskom	16 604	16 554	34 665

Tied operations	8 337	8 623	17 598
Commercial operations	8 267	7 931	17 067
- Other domestic	2 572	2 449	4 892
Tied operations	214	207	381
Commercial operations	2 358	2 242	4 511
- Export commercial operations	813	1 092	2 434
Total	19 989	20 095	41 991
Mineral Sands - RSA			
Production			
- Ilmenite	187	160	319
- Zircon	19	26	50
- Rutile	9	12	25
- Pig iron	48	41	75
- Scrap pig iron	9	5	10
- Chloride slag	77	72	134
- Sulphate slag	14	18	36
Sales			
- Ilmenite	30	30	50
- Zircon	14	23	48
- Rutile	9	9	31
- Pig iron	45	29	60
- Scrap pig iron	4	5	9
- Chloride slag	81	64	104
- Sulphate slag	8	10	30
Mineral Sands - Australia(3)			
Production			
- Ilmenite	111	116	227
- Zircon	19	18	36
- Rutile	8	9	18
- Synthetic rutile	48	54	98
- Leucoxene	8	7	14
- Pigment	26	27	54
Sales			
- Ilmenite	10		30
- Zircon	16	16	32
- Rutile	2	8	18
- Synthetic rutile	21	19	27
- Leucoxene	7	4	10
Base metals			
Production			
- Zinc concentrate	53	55	104
- Zinc metal	61	56	106
Zincor	51	48	90
Chifeng(4)	10	8	16
- Lead concentrate	11	13	21
Zinc metal sales			
- Domestic	45	45	91
- Export	12	15	24
Total	57	60	115
Lead concentrate sales			
- Export	7	12	32

(1) For comparative purposes the Eyesizwe Coal mines are included for the full periods disclosed.
(2) Tied operations refer to mining operations that supply their entire production to either Eskom or Mittal Steel South Africa in terms of contractual agreements.
(3) The production and sales tonnes reflect Exxaro Sands Australia`s 50% interest in the Tiwest joint venture with Tronox Inc., western Australia.
(4) The effective interest in the physical information for the Chifeng (Hongye) refinery has been disclosed.

GROUP STATEMENT OF CHANGES IN EQUITY

Non-distributable reserves

Foreign Financial

	Share capital Rm	Share premium Rm	currency translations Rm	instruments revaluation Rm
Opening balance at 31 December 2005	3	2 937	(29)	(5)
Net gains/(losses) not recognised in income statement			313	18
Currency translation differences			313	
Share-based payments movement				
Financial instruments fair value movements recognised in equity				
- recognised in current period profit or loss				8
- recognised in equity				9
- fair value adjustment				1
Net profit				
Dividends paid				
Issue of share capital(1)		105		
Balance at 30 June 2006	3	3 042	284	13
Net gains/(losses) not recognised in income statement			120	13
Currency translation differences			135	
Share of reserve movements of associates			6	
Share-based payments movement				
Financial instruments fair value movements recognised in equity				
- recognised in equity				14
- fair value adjustment				(1)
Deferred taxation			(21)	
Net profit				
Dividends paid				
Share repurchase				
Dividend in specie - fair value			(25)	(2)
Dividend in specie - fair value adjustment				
Dividend in specie - net asset value			(25)	(2)
Issue of share capital	1	2 093		
- Management Share Option Scheme Trust (1)		143		
- empowerment transformation transaction	1	1 950		
- issue of share capital to share trusts		173		
- treasury shares		(173)		
Balance at 31 December 2006	4	5 135	379	24
Net gains/(losses) not recognised in income statement			174	(48)
Currency translation differences			175	(1)
Share of reserve movements of associates			(1)	
Share-based payments movement				
Financial instruments fair				

value movements recognised in
equity
- recognised in equity (47)
Net profit
Issue of share capital(1) 9
Share placement(2) 91
- issue 640
- repurchase (460)
- expenses (89)
Prior year dividend in specie (3 186)
reclassification
Special purpose entities now
consolidated opening retained
income
Minority share buy-out
Balance at 30 June 2007 4 2 049 553 (24)
Non-distributable reserves
Equity
settled Insurance Retained
reserve reserve income
Rm Rm Rm
Opening balance at 31 December 2005 88 4 325
Net gains/(losses) not recognised in
income statement (2)
Currency translation differences
Share-based payments movement (2)
Financial instruments fair value
movements recognised in equity
- recognised in current period profit
or loss
- recognised in equity
- fair value adjustment
Net profit 1 067
Dividends paid (491)
Issue of share capital(1)
Balance at 30 June 2006 86 4 901
Net gains/(losses) not recognised in
income statement 716
Currency translation differences
Share of reserve movements of
associates 3
Share-based payments movement 713
Financial instruments fair value
movements recognised in equity
- recognised in equity
- fair value adjustment
Deferred taxation
Net profit 18 102
Dividends paid (1 137)
Share repurchase (1 763)
Dividend in specie - fair value (18 305)
Dividend in specie - fair value
adjustment (17 966)
Dividend in specie - net asset value (339)
Issue of share capital
- Management Share Option Scheme Trust
(1)
- empowerment transformation
transaction
- issue of share capital to share
trusts
- treasury shares
Balance at 31 December 2006 802 1 798

Net gains/(losses) not recognised in income statement	72	
Currency translation differences		
Share of reserve movements of associates	34	
Share-based payments movement	38	
Financial instruments fair value movements recognised in equity		
- recognised in equity		
Net profit		839
Issue of share capital(1)		
Share placement(2)		
- issue		
- repurchase		
- expenses		
Prior year dividend in specie reclassification		3 186
Special purpose entities now consolidated opening retained income		(3)
Minority share buy-out		
Balance at 30 June 2007	874	5 820

	Attributable to equity holders of the parent	Minority interest	Total equity
	Rm	Rm	Rm
Opening balance at 31 December 2005	7 319	9	7 328
Net gains/(losses) not recognised in income statement	329		329
Currency translation differences	313		313
Share-based payments movement	(2)		(2)
Financial instruments fair value movements recognised in equity			
- recognised in current period profit or loss	8		8
- recognised in equity	9		9
- fair value adjustment	1		1
Net profit	1 067	10	1 077
Dividends paid	(491)	(1)	(492)
Issue of share capital(1)	105		105
Balance at 30 June 2006	8 329	18	8 347
Net gains/(losses) not recognised in income statement	849		849
Currency translation differences	135		135
Share of reserve movements of associates	9		9
Share-based payments movement	713		713
Financial instruments fair value movements recognised in equity			
- recognised in equity	14		14
- fair value adjustment	(1)		(1)
Deferred taxation	(21)		(21)
Net profit	18 102	17	18 119
Dividends paid	(1 137)	(8)	(1 145)
Share repurchase	(1 763)		(1 763)
Dividend in specie - fair value	(18 332)		(18 332)
Dividend in specie - fair value adjustment	(17 966)		(17 966)
Dividend in specie - net asset value	(366)		(366)
Issue of share capital	2 094		2 094
- Management Share Option Scheme Trust (1)	143		143
- empowerment transformation transaction	1 951		1 951

- issue of share capital to share trusts	173		173
- treasury shares	(173)		(173)
Balance at 31 December 2006	8 142	27	8 169
Net gains/(losses) not recognised in income statement	198		198
Currency translation differences	174		174
Share of reserve movements of associates	33		33
Share-based payments movement	38		38
Financial instruments fair value movements recognised in equity			
- recognised in equity	(47)		(47)
Net profit	839	14	853
Issue of share capital(1)	9		9
Share placement(2)	91		91
- issue	640		640
- repurchase	(460)		(460)
- expenses	(89)		(89)
Prior year dividend in specie reclassification			
Special purpose entities now consolidated opening retained income	(3)		(3)
Minority share buy-out		(12)	(12)
Balance at 30 June 2007	9 276	29	9 305

(1) Issued to the Management Share Option Scheme Trust due to options exercised.

(2) Repurchase of 10 million shares from Anglo South Africa Capital (Pty) Limited on 13 April 2007 at R45,99 per share and subsequent re-issue of 10 million new Exxaro shares at R64 per share. STC on the share repurchase of R57,5 million is included in net profit.

(3) Dividends declared after this interim period comprise of an interim dividend of 60 cents per share. STC at 12,5% (R26 million) will be payable on the dividend.

COMMENTS

Reported results not comparable

The group`s reviewed interim financial results and physical information for the six-month periods ended 30 June 2007 and 2006 respectively are not comparable as a result of the unbundling and separate listing of Kumba Iron Ore Limited ("KIO") and the revised listing of Kumba Resources Limited as Exxaro Resources Limited ("Exxaro") in November 2006.

The reported financial results for the six-month period ended 30 June 2006 as reviewed by the company`s auditors include Sishen Iron Ore Company ("SIOC") fully consolidated and exclude Eyesizwe Coal (Pty) Limited ("Eyesizwe").

For the interim period ended 30 June 2007, an effective 20% holding in SIOC is equity accounted while Eyesizwe is fully consolidated.

ComparaBLE supplementary results

Comparable unaudited supplementary financial results and physical information is additionally provided for information purposes only, on the assumption that KIO had been unbundled and Exxaro had been created with effect from 1 January 2006.

Comments are for comparative purposes based on an analysis of the group`s reviewed financial results and physical information for the six-month period to 30 June 2007 compared with the unaudited supplementary financial results and physical information compiled for the six-month period to 30 June 2006.

Operating results

The group continues to benefit from buoyant demand and high commodity prices as comparable revenue increased by 23% to R4,852 million and net operating profit increased by R266 million to R891 million.

An average exchange rate of R7,33 to the USD was realised compared with R6,32 for the corresponding period in 2006. This was significantly offset by the strengthening of the AUD to the USD, from an average of 74,06 US cents in the six months ended 30 June 2006 to 80,98 US cents in the six-month period under review, which impacted negatively on the financial results of the mineral sands operations in Australia.

Earnings

According to the trading statement issued on 24 July 2007, both attributable earnings and headline earnings for the six months ended 30 June 2007 were expected to be between R815 million and R855 million.

Attributable earnings for the period are R839 million or 246 cents per share representing a 61% increase on the comparable 2006 attributable earnings of R520 million or 169 cents per share. This includes Exxaro's 20% interest in the after-tax profits of SIOC amounting to R394 million, some R108 million higher than for the comparable period.

Headline earnings of R839 million (246 cents per share) are 85% higher than for the corresponding comparable period of R453 million (148 cents per share).

Cash flow

Cash retained from operations was R1,255 million. This was mainly applied to taxation payments of R309 million, capital expenditure of R396 million (consisting of R190 million in new capacity and R206 million in sustaining and environmental capital) and an investment of R239 million in Richards Bay Coal Terminal (RBCT) to secure Exxaro's export entitlement. The group had a net cash inflow of R310 million for the period.

In terms of an option available to Exxaro after its revised listing, Exxaro repurchased 10 million shares from Anglo South Africa Capital (Pty) Limited ("ASAC") on 13 April 2007 at R45,99 per share and subsequently issued 10 million new Exxaro shares at R64 per share. This, together with an additional nine million shares made available by ASAC for simultaneous placement in the market, increased Exxaro's free float to 25,7%. Exxaro's share of the surplus realised on the 10 million shares under option, after costs and taxes, amounted to R100 million.

Net debt of R921 million at 31 December 2006 decreased to R573 million at a net debt to equity ratio of 6,2% on 30 June 2007. Net debt will increase by the contracted payment of R2,353 million, subject to the disclosed price adjustments, for the acquisition of Namakwa Sands and a 26% interest in Black Mountain/Gamsberg on conversion and subsequent cession of their mining rights.

After the end of the reporting period, Exxaro disposed of its 3,78% interest in Mineral Deposits Limited (MDL) for AU$1,25 per share resulting in a net cash inflow of AU$14 million (R84,6 million). The original interest in MDL of 15,37% was acquired in February 2001 for AU$0,44 per share.

In the release of its interim results to 30 June 2007, KIO announced an interim dividend of 350 cents per share payable from the proceeds of a dividend of R1,511 million from SIOC of which Exxaro will receive 20% in September 2007 amounting to R302 million.

Safety, health and environment

Regrettably, and despite excellent safety achievements at several mines, three fatalities were suffered during the period under review. The group has renewed its commitment to achieving a working environment that is fatality and injury free. Safety awareness and preventative programmes continue to be strengthened by initiatives to enhance hazard identification and safe behaviour. The average lost time injury frequency rate (LTIFR) per two hundred thousand man-hours worked for the six-month period improved to 0,33 compared to 0,42 for the corresponding period in 2006.

The group has an integrated, enterprise-wide risk management programme which evaluates environmental risk and enhances environmental performance. Out of the group's 12 operations, including former Eyesizwe business units, nine have obtained both the international health and safety certification (OHSAS 18001) and environmental certification (ISO 14001). The group aims to have all its business units fully compliant to both certifications by December 2008.

An HIV/Aids voluntary counselling and testing (VCT) programme has been introduced at all of the group's South African operations. This includes awareness, training of peer educators, VCT and a disease management programme. The extension of anti-retroviral programmes to all of the group's businesses is progressing with the majority of employees who tested HIV-positive during the period, now enrolled on the disease management programme.

Reported segment results

6 months 6 months 12 months

	ended 30 June 2007	ended 30 June 2006	ended 31 Dec 2006
	Reviewed	Pro forma	Pro forma
	Rm	Rm	Rm
Revenue			
Iron Ore		3 846	6 483
Coal	2 319	1 177	2 882
Mineral Sands	1 040	875	1 859
- Exxaro KZN Sands (previously Ticor SA)	480	378	817
- Exxaro Australia Sands (previously Ticor Australia)	560	497	1 042
Base Metals	1 416	948	2 379
Industrial Minerals	73	51	122
Other	4	4	21
Total	4 852	6 901	13 746
Net operating profit			
Iron Ore		1 934	3 098
Coal	393	308	599
Mineral Sands	8	(666)	(698)
- Exxaro KZN Sands	(10)	(798)	(842)
- Exxaro Australia Sands	18	132	144
Base Metals	502	215	609
Industrial Minerals	(11)	11	26
Other	(1)	(69)	17 063
Total	891	1 733	20 697

Comparable unaudited supplementary results (Pro formas)

	6 months ended 30 June 2007	6 months ended 30 June 2006	12 months ended 31 Dec 2006
	Rm	Rm	Rm
Revenue			
Coal(1)	2 319	2 063	4 433
- Tied operations	838	798	1 625
- Commercial operations	1 481	1 265	2 808
Mineral Sands	1 040	875	1 859
- Exxaro KZN Sands	480	378	817
- Exxaro Australia Sands	560	497	1 042
Base Metals	1 416	948	2 379
- Rosh Pinah	577	429	888
- Zincor	1 358	895	2 234
- Other	(519)	(376)	(743)
Industrial Minerals	73	51	122
- Current operations	73	51	122
Other	4	4	21
Total	4 852	3 941	8 814
Net operating profit			
Coal(1)	393	271	620
- Tied operations	50	76	105
- Commercial operations	343	195	515
Mineral Sands	8	118	86
- Exxaro KZN Sands(2)	(10)	(14)	(58)
- Exxaro Australia Sands	18	132	144
Base Metals	502	215	609
- Rosh Pinah	330	155	404
- Zincor	192	66	238
- Other	(20)	(6)	(33)
Industrial Minerals	(11)	2	(1)
- Current operations	8	11	26
- AlloyStreamTrade Mark	(19)	(9)	(27)
Other (3)	(1)	19	(53)

Net operating profit	891	625	1 261
Net financing costs	(109)	(130)	(315)
Equity accounted income(4)	401	308	638
Taxation(2)	(330)	(273)	(595)
Minority interest	(14)	(10)	(27)
Attributable earnings	839	520	962
Share of associate`s net profit on disposal of property, plant and equipment	(1)		(1)
Excess of minority interest over cost of acquisition		(36)	(36)
Net deficit/(surplus) on disposal of property, plant and equipment	2	(22)	(3)
Net profit on disposal of investment		(21)	(39)
Taxation effect of adjustments	(1)	12	10
Headline earnings	839	453	893

(1) For comparative purposes the Eyesizwe coal mines are included for the full periods disclosed.
(2) Excludes the pre-tax impairment in 2006 of R784 million and the taxation effect of R227 million.
(3) Excludes non-recurring expenditure of R79 million and R241 million associated with the empowerment transaction in the six months to 30 June 2006 and 12 months to 31 December 2006 respectively.
(4) Includes 20% investment in SIOC equity accounted from 1 January 2006.

Operations

Coal

Power station coal production at the Eskom tied mines was lower by 285kt in the period under review due to difficult geological conditions at Arnot, partially offset by increased production from North Block Complex (NBC).
Production of coking coal, however, was 370kt higher than the comparable period in 2006 as a result of the commissioning of the new coal beneficiation module (GG6) at the Grootegeluk mine as well as improved production at Tshikondeni mine.
Steam coal production decreased by 323kt during the period due to the discontinuation of mining of the Strathrae Reserve at NBC and the closure of the underground mining operations at New Clydesdale Colliery (NCC).
Total coal sales volumes remained in line with the comparable period in 2006. Higher demand from Eskom and for metallurgical coal at stronger international market prices resulted in an increase of 12% in revenue to R2,319 million. Higher revenue together with lower costs due to the discontinuation of underground activities at NCC and certain reserves at NBC, resulted in net operating profit increasing by R122 million to R393 million with an operating income margin of 17% despite the cost-based arrangements of the Eskom tied operations.

Exxaro KZN Sands

Revenue increased by 27% to R480 million on the corresponding period in 2006 due to improved production and sales tonnages, with marginally higher prices. Both furnaces contributed with chloride titanium slag tapped 5kt higher at 77kt and improved low manganese pig iron production. Ilmenite production was aligned with the higher smelter feed requirements yielding 27kt more than the corresponding period in 2006. Zircon and rutile production decreased due to lower in-situ mineral grades.
Continuous improvement initiatives are impacting positively on production and should be further enhanced by the pre-heater introduction on Furnace Two planned for August 2007.

Exxaro Australia Sands

The planned five week shut for the Synthetic Rutile (SR) plant was successfully completed in line with the original timeframe. The shut, together with a material strengthening of the AUD against the USD to an 18-year high of 85 US cents to the AUD, led to a substantial reduction in the net operating profit compared with the corresponding period in 2006. This was somewhat offset by modest price increases for pigment and rutile.
Zircon and leucoxene production increased as a result of margin improvement initiatives, whilst pigment and rutile production were in line with the

comparable period in 2006.

Base Metals

Revenue increased by 49% to R1,416 million with the operating margin at 35% as a result of a 28% increase in the average zinc price for the six months to US$3,560 per tonne, US$795 per tonne higher than the same period in 2006. The price increase was aided by higher zinc metal production at the Zincor refinery emanating from better quality concentrates treated, supported in turn by improved plant stability.

Zincor is currently undertaking a rebuild of the no. 4 roaster similar to roaster no. 3 that was rebuilt in the second half of 2006.

A total of 13kt representing 30% of Rosh Pinah Zinc Corporation (Pty) Limited`s ("Rosh Pinah") projected lead sales up to June 2010 were hedged at forward prices ranging from US$1,700 to US$940 per tonne to partly accommodate the stand-alone funding structure targeted for the divestment of a 43,8% interest in Rosh Pinah to Namibian groupings. It is anticipated that hedging up to 60% of Rosh Pinah`s zinc and lead sales may be effected on implementation of the transaction. The divestment is targeted for completion by year-end.

The Rosh Pinah life of mine (LOM) was increased from four years in 2004 to seven years in 2006 through an intensified exploration programme. The ongoing programme continues to render positive results and holds the prospect of further increasing the life of mine.

Industrial Minerals

Production at both the FerroAlloys plant and the Glen Douglas mine remained in line with the previous corresponding period. Net operating income declined by R3 million as a result of higher maintenance expenditure at the Glen Douglas mine.

GROWTH OPPORTUNITIES

Coal

Ramp-up of the Grootegeluk 6 project which started in August 2006, will reach design capacity in the fourth quarter of 2007. In addition to supplementing semi-soft coking coal to Mittal Steel South Africa`s coking plants, this project contributes to alleviating the shortage of market coke for the ferro-alloy industry.

A supply agreement for 45 years was awarded to Exxaro Coal by Eskom in March 2007 to supply 8,5Mtpa of power station coal from the Grootegeluk mine to Eskom`s new 2,400MW Medupi power station consisting of three generating units and adjacent to the Matimba power station. Feasibility studies are underway to also supply the planned additional three generating units of Medupi which could increase the total coal supply from Grootegeluk mine to Medupi, to 17Mtpa.

The Board has approved two further retorts for the Sintel Char facility currently under construction to produce char for the ferro-alloy industry from the Grootegeluk mine. Production from this four-retort facility is expected to ramp-up to 160ktpa by 2008 at a revised total estimated cost of R290 million.

The feasibility study to investigate the viability of a market coke plant is now scheduled for completion in November 2007. If viable, the plant will produce high quality market coke from semi-soft coking coal produced at Grootegeluk mine.

In May 2007, Exxaro was awarded 2,5Mtpa export entitlement through RBCT by means of a subscription process, in addition to the existing 0,8Mtpa entitlement of Eyesizwe Coal. Exxaro also purchased a further 1Mtpa export entitlement through RBCT from Billiton Energy Coal South Africa Limited, bringing the total export allocation to 4,3Mtpa. On completion of the RBCT Phase V expansion scheduled for the second quarter of 2009, Exxaro will receive a further 2Mtpa export entitlement through the South Dunes Coal Terminal Company, bringing the total entitlement to 6,3Mtpa.

Exxaro has started producing coal at the new Inyanda mine near Witbank in the Mpumalanga province of South Africa, four months after construction started. The R269 million Inyanda coal mine is the first greenfields project to be developed under the Exxaro corporate identity and will be able to produce up to 1,5Mtpa of product.

The Mafube expansion project, in which Exxaro is a 50:50 joint venture partner with Anglo Coal, is expected to cost approximately R1,9 billion on completion. Construction commenced in July 2006 with the first coal to washing plant expected in November 2007 and ramp-up to full capacity in seven months.
Geological drilling and modelling at Mmamabula in Botswana, a joint venture between Exxaro Coal and Magaleng continued until the end of June 2007. An application for a mining license or special extension of the prospecting license was submitted in March 2007. The feasibility study is planned to commence in 2008.
Mining of the Eerstelingsfontein reserves near Belfast to supply 1Mtpa power station coal to Eskom could commence early in 2008. The feasibility on the project is planned to be completed by the end of August 2007.
In terms of the 50:50 joint venture agreement between Exxaro and Anglo Coal Australia, exploration of the coking coal resource on the adjacent properties of Moranbah South and Grosvenor South in Queensland, Australia, is progressing according to schedule. The focus is to delineate suitable long wall resources via geophysics and drilling and it is expected that this will be completed in the second half of 2009. Moranbah South has the potential to produce about 3,5Mtpa of quality hard coking coal from underground long-wall mining for at least 20 years.
Mineral Sands
The application for obtaining a new order mining right for the Fairbreeze C Extension area and the applicable environmental authorisations for the Hillendale mine in KwaZulu-Natal has not yet been completed. As a result, production from the Fairbreeze project is expected to now commence early in 2009.
The requisite regulatory approvals for the large deposit on the Port Durnford property located to the immediate south- west of Exxaro KZN Sands` Hillendale mine, are also being progressed. This project is a 51:49 joint venture between Exxaro Sands and Imbiza Resources.
Good progress has been made in confirming the ilmenite feedstock resource of the Toliara Sands project in Madagascar. Drilling on the Monombo-Marombe exploration area in south-western Madagascar is continuing while the feasibility study on the Ranobe area will be resumed in 2008, after which a development decision could be made.
A study on the pigment plant expansion of an additional 40ktpa to 50ktpa in 2009 at the Tiwest Kwinana pigment plant announced in the first quarter of 2007 at an estimated cost of US$35 million to US$45 million is expected to be completed during the fourth quarter of 2007 with approval shortly thereafter. Exxaro holds a 50% share of this project. On the completion of the study, the final scope of the expansion and capital estimate will be announced by the joint venture partners.
Production at the Dongara project 90km south of Geraldton in western Australia is still expected to commence in late 2009.
Base Metals
The capacity expansion from 50ktpa to 110ktpa at the Chifeng smelter has been successfully commissioned with production to be progressively ramped-up to design capacity. Exxaro has an effective 22% interest in the expanded operation consisting of three phases.
A claim for damages for breach of contract by Gecamines regarding the Kipushi zinc and copper project has been submitted and it is planned to do likewise for the Kamoto copper and cobalt project whilst in parallel endeavouring to resolve the issues with Gecamines and the government of the Democratic Republic of the Congo (DRC) amicably. The government is reviewing all agreements concluded in the DRC during the past six years.
ALLOYSTREAMTM
The feasibility study for the commercialisation of AlloyStreamTrade Mark technology, Furnace One, which allows for improved beneficiation of manganese ore, is targeted for completion during the second quarter of 2008.
The AlloyStreamTrade Mark technology also lends itself to the production of ferro-nickel. The necessary test work and pilot plant campaigns will commence in 2008.
CONVERSION OF MINING RIGHTS

Exxaro is approaching the conversion of its old order mining rights to the new order rights in two phases. It is firstly progressing conversion of the former Kumba Resources-associated rights, excluding iron ore, and this will be followed by applications for the conversion of the former Eyesizwe mining rights.

Exxaro held a workshop with the Department of Minerals and Energy (DME) on 17 and 18 July as part of the process to clarify and progress the applications for new mining rights for the operations.

DIRECTORATE

As disclosed in the revised listing particulars of Exxaro dated 9 October 2006, Mr SA Nkosi will succeed Dr CJ Fauconnier as chief executive officer on 1 September 2007. Dr Fauconnier will also retire from the Board on that date.

OUTLOOK

The group remains well positioned to continue benefiting from the strong commodity markets as prices for zinc and coal remain favourable while buoyant iron ore market conditions will have a positive impact on its share of SIOC`s earnings. Continued depressed mineral sands prices and the Australian dollar and South African rand at stronger levels could, however, negatively impact on operating results.

INTERIM DIVIDEND

The directors have declared an interim dividend number 9 of 60 cents per share in respect of the 2007 interim period.

The dividend has been declared in South African currency and is payable to the shareholders recorded in the books of the company at close of business on Friday, 7 September 2007.

In compliance with the electronic statement system of the JSE Limited, the following dates are applicable:

Last date to trade cum dividend	Friday, 31 August 2007
Shares trade ex dividend	Monday, 3 September 2007
Record date	Friday, 7 September 2007
Payment date	Monday, 10 September 2007

Share certificates may not be dematerialised nor rematerialised between 3 September 2007 and 7 September 2007, both days inclusive.

On behalf of the Board

Dr CJ Fauconnier (Chief Executive Officer)

DJ van Staden (Chief Financial Officer)

15 August 2007

Registered Office
Exxaro Resources Limited
Roger Dyason Road
Pretoria West, 0002
Tel: +27 12 307 5000
Fax: +27 12 323 3400

Transfer Secretaries
Computershare Investor Services 2004 (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg, 2001
PO Box 61051
Marshalltown, 2107

Directors: Dr CJ Fauconnier (Chief Executive Officer), PM Baum, JJ Geldenhuys, U Khumalo, MJ Kilbride*, Dr D Konar, VZ Mntambo, RP Mohring, PKV Ncetezo, SA Nkosi*, NMC Nyembezi-Heita, NL Sowazi, DJ van Staden*, D Zihlangu *Executive

Company Secretary: MS Viljoen

Corporate Affairs and Investor Relations: Trevor Arran (+27 12 307 3292)

Sponsor: JP Morgan (+27 11 507 0300)

If you have any queries regarding your shareholding in Exxaro Resources, please contact the Transfer Secretaries at +27 11 370 5000

This report is available on:
www.exxaro.com

Date: 16/08/2007 07:00:02 Produced by the JSE SENS Department.

information disseminated through SENS.

EXX - Exxaro - Reviewed group financial results an 16 Aug 2007

EXX
EXX
EXX - Exxaro - Reviewed group financial results and physical information for the six-month period ended 30 June 2007

EXXARO RESOURCES LIMITED
(formerly Kumba Resources Limited)
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: EXX
ISIN Number: ZAE000084992
("Exxaro" or "the company")For immediate release

EXXARO RESOURCES REVIEWED GROUP FINANCIAL RESULTS AND PHYSICAL INFORMATION FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2007

HIGHLIGHTS
*Delivering on growth
*Successful integration of Kumba Coal and Eyesizwe Coal
*Headline earnings of 246 cents per share
*Interim dividend of 60 cents per share
*Share placement increased free float

NOTE TO EDITORS:
REPORTED RESULTS NOT COMPARABLE

The group`s reviewed interim financial results and physical information for the six-month periods ended 30 June 2007 and 2006 respectively are not comparable as a result of the unbundling and separate listing of Kumba Iron Ore Limited ("KIO") and the revised listing of Kumba Resources Limited as Exxaro Resources Limited ("Exxaro") in November 2006.

The reported financial results for the six-month period ended 30 June 2006 as reviewed by the company`s auditors include Sishen Iron Ore Company ("SIOC") fully consolidated and exclude Eyesizwe Coal (Pty) Ltd ("Eyesizwe"). For the interim period ended 30 June 2007, an effective 20% holding in SIOC is equity accounted while Eyesizwe is fully consolidated.

COMPARABLE SUPPLEMENTARY RESULTS

Comparable unaudited supplementary financial results and physical information is additionally provided below for information purposes only, on the assumption that KIO had been unbundled and Exxaro had been created with effect from 1 January 2006.

Comments are for comparable purposes based on an analysis of the group`s reviewed financial results and physical information for the six-month period to 30 June 2007 compared with the unaudited supplementary financial results and physical information compiled for the six-month period to 30 June 2006.

Diversified South African-based resources group Exxaro Resources Limited (Exxaro) today reported revenue of R4,85 billion for the six-month period ended 30 June 2007, an increase of 23%, while net operating profit increased by R266 million to R891 million.

"The Group continues to benefit from buoyant demand and high commodity prices," said Dr Con Fauconnier, Exxaro`s chief executive officer.

An average exchange rate of R7,33 to the US dollar was realised compared with R6,32 for the corresponding period in 2006. This was significantly offset by the strengthening of the Australian dollar to the US dollar which impacted negatively on the financial results of the mineral sands operations in Australia.

EARNINGS

According to the trading statement issued on 24 July 2007, both attributable earnings and headline earnings were expected to be between R815 million and R855 million.

Attributable earnings for the period ended 30 June 2007 are R839 million or 246 cents per share, representing a 61% increase on the comparable 2006 attributable earnings of R520 million or 169 cents per share. This includes Exxaro`s 20% interest in the after-tax profits of SIOC amounting to R394 million, some R108 million higher than for the comparable period.

Headline earnings of R839 million (246 cents per share) are 85% higher than for

the previous corresponding period of R453 million (148 cents per share).

CASH FLOW

Cash retained from operations was R1,26 billion. This was mainly applied to taxation payments of R309 million, capital expenditure of R396 million (consisting of R190 million in new capacity and R206 million in sustaining and environmental capital) and an investment of R239 million in Richards Bay Coal Terminal (RBCT) to secure Exxaro`s export entitlement. The group had a net cash inflow of R310 million for the period.

In terms of an option available to Exxaro after its revised listing, Exxaro re-purchased 10 million shares from Anglo South Africa Capital (Pty) Ltd ("ASAC") on 13 April 2007 at R45,99 per share and subsequently issued 10 million new Exxaro shares at R64 per share. This, together with an additional 9 million shares made available by ASAC for simultaneous placement in the market, increased Exxaro`s free float to 25,7%. Exxaro`s share of the surplus realised on the 10 million shares under option, after costs and taxes, amounted to R100 million.

Net debt of R921 million at 31 December 2006 decreased to R573 million at a net debt to equity ratio of 6,2% on 30 June 2007. Net debt will increase by the contracted payment of R2,35 billion, subject to the disclosed price adjustments, for the acquisition of Namakwa Sands and a 26% interest in Black Mountain/Gamsberg on conversion and subsequent cession of their mining rights.

After the end of the reporting period, Exxaro disposed of its 3,78% interest in Mineral Deposits Limited (MDL) for AUD 1,25 per share resulting in a net cash inflow of AUD 14 million (R84,6 million). The original interest in MDL of 15,37% was acquired in February 2001 for AUD 0,44 per share.

In the release of its interim results to 30 June 2007, KIO announced an interim dividend of 350 cents per share payable from the proceeds of a dividend of R1,5 billion from SIOC of which Exxaro will receive 20% in September 2007 amounting to R302 million.

SAFETY, HEALTH AND ENVIRONMENT

Regrettably, and despite excellent safety achievements at several mines, three fatalities occurred during the period under review.

"The Group has renewed its commitment to achieve a working environment that is fatality and injury free. Safety awareness and preventative programmes continue to be strengthened by initiatives to enhance hazard identification and safe behaviour," said Dr Fauconnier.

The average lost time injury frequency rate (LTIFR) per 200 000 man-hours worked for the six-month period improved to 0,33 compared to 0,42 for the corresponding period in 2006.

"The group has an integrated, enterprise-wide risk management programme which evaluates environmental risk and enhances environmental performance. Out of the group`s 12 operations, including ex-Eyesizwe business units, nine have obtained both the international health and safety certification (OHSAS 18001) and environmental certification (ISO 14001). The group aims to have all its business units fully compliant to both certifications by December 2008," added Dr Fauconnier.

An HIV/AIDS voluntary counselling and testing (VCT) programme has been introduced at all of the group`s South African operations. This includes awareness, training of peer educators, VCT and a disease management programme. The extension of anti-retroviral programmes to all of the Group`s businesses is progressing with the majority of employees who tested HIV-positive during the period, now enrolled on the disease management programme.

CONVERSION OF MINING RIGHTS

Exxaro is approaching the conversion of its old order mining rights to the new order rights in two phases. It is firstly progressing the conversion of the former Kumba Resources-associated rights, excluding iron ore, and this will be followed by applications for the conversion of the former Eyesizwe mining rights.

Exxaro held a workshop with the Department of Minerals and Energy (DME) on 17 and 18 July 2007 as part of the process to clarify and progress the applications for new mining rights for the operations.

DIRECTORATE

As disclosed in the revised listing particulars of Exxaro dated 9 October 2006,

Mr S A Nkosi will succeed Dr C J Fauconnier as chief executive officer on 1 September 2007. Dr Fauconnier will also retire from the Board on that date.

OUTLOOK

"The group remains well positioned to continue benefiting from the strong commodity markets as prices for zinc and coal remain favourable while buoyant iron ore market conditions will have a positive impact on its share of SIOC`s earnings. Continued depressed mineral sands prices and the Australian dollar and South African rand at stronger levels could, however, negatively impact on operating results," said Dr Fauconnier.

Interim dividend

The directors have declared an interim dividend number 9 of 60 cents per share in respect of the 2007 interim period. The dividend has been declared in South African currency and is payable to the shareholders recorded in the books of the company at close of business on Friday, 7 September 2007.

*View or download the full results announcement on www.exxaro.com

*See Addendum 1 for Operational highlights; Addendum 2 for Growth opportunities

Editor`s Note:

Exxaro is one of the largest South African-based diversified resources groups, with interests in the coal, mineral sands, base metals, industrial minerals and iron ore commodities. www.exxaro.com

Enquiries:
Trevor Arran
General Manager: Corporate Affairs & Investor Relations
Tel: +27 (0) 12 307 3292
Mobile: +27 (0) 83 609 1444

Sponsor: J.P.Morgan Equities Limited

16 August 2007

ADDENDUM 1:

OPERATIONAL HIGHLIGHTS

Coal

Power station coal production at the Eskom tied mines was lower by 285kt in the period under review due to difficult geological conditions at Arnot, partially offset by increased production from North Block Complex (NBC).

Production of coking coal, however, was 370kt higher than the comparable period in 2006 as a result of the commissioning of the new coal beneficiation module (GG6) at the Grootegeluk mine as well as improved production at Tshikondeni mine.

Steam coal production decreased by 323kt during the period due to the discontinuation of mining of the Strathrae Reserve at NBC and the closure of the underground mining operations at New Clydesdale Colliery (NCC).

Total coal sales volumes remained in line with the comparable period in 2006. Higher demand from Eskom and for metallurgical coal at stronger international market prices resulted in an increase of 12% in revenue to R2,3 billion.

Higher revenue together with lower costs due to the discontinuation of underground activities at NCC and certain reserves at NBC, resulted in net operating profit increasing by R122 million to R393 million with an operating income margin of 17% despite the cost-based arrangements of the Eskom tied operations.

Exxaro KZN Sands

Revenue increased by 27% to R480 million on the corresponding period in 2006 due to improved production and sales tonnages, with marginally higher prices.

Both furnaces contributed with chloride titanium slag tapped 5kt higher at 77kt and improved low manganese pig iron production. Ilmenite production was aligned with the higher smelter feed requirements yielding 27kt more than the corresponding period in 2006. Zircon and rutile production decreased due to lower in-situ mineral grades.

Continuous improvement initiatives are impacting positively on production and should be further enhanced by the pre-heater introduction on Furnace Two planned for August 2007.

Exxaro Australia Sands

The planned five-week shut for the Synthetic Rutile (SR) plant was successfully completed in line with the original timeframe. The shut, together with a material strengthening of the AUD against the USD to an 18-year high of 85 US

cents to the AUD, led to a substantial reduction in the net operating profit compared with the corresponding period in 2006. This was somewhat offset by modest price increases for pigment and rutile.

Zircon and leucoxene production increased as a result of margin improvement initiatives, whilst pigment and rutile production were in line with the comparable period in 2006.

Base Metals

Revenue increased by 49% to R1,4 billion with the operating margin at 35% as a result of a 28% increase in the average zinc price for the six months to US$3,560 per tonne, US$795 per tonne higher than the same period in 2006. The price increase was aided by higher zinc metal production at the Zincor refinery emanating from better quality concentrates treated, supported in turn by improved plant stability.

Zincor is currently undertaking a rebuild of the no. 4 roaster similar to roaster no. 3 that was rebuilt in the second half of 2006.

A total of 13kt representing 30% of Rosh Pinah Zinc Corporation (Pty) Ltd`s (Rosh Pinah) projected lead sales up to June 2010 were hedged at forward prices ranging from US$1700 to US$940 per tonne to partly accommodate the stand-alone funding structure targeted for the divestment of a 43,8% interest in Rosh Pinah to Namibian groupings. It is anticipated that hedging up to 60% of Rosh Pinah`s zinc and lead sales may be effected on implementation of the transaction. The divestment is targeted for completion by year end.

The Rosh Pinah life of mine (LOM) was increased from four years in 2004 to seven years in 2006 through an intensified exploration programme. The ongoing programme continues to render positive results and holds the prospect of further increasing the life of mine.

Industrial Minerals

Production at both the FerroAlloys plant and the Glen Douglas mine remained in line with the previous corresponding period. Net operating income declined by R3 million as a result of higher maintenance expenditure at the Glen Douglas mine.

ADDENDUM 2:

GROWTH OPPORTUNITIES

Coal

Ramp-up of the Grootegeluk 6 project, which started in August 2006, will reach design capacity in the fourth quarter of 2007. In addition to supplementing semi-soft coking coal to Mittal Steel SA`s coking plants, this project contributes to alleviating the shortage of market coke for the ferro-alloy industry.

A supply agreement for 45 years was awarded to Exxaro Coal by Eskom in March 2007 to supply 8,5Mtpa of power station coal from the Grootegeluk mine to Eskom`s new 2 400MW Medupi power station consisting of three generating units and adjacent to the Matimba power station. Feasibility studies are underway to also supply the planned additional three generating units of Medupi which could increase the total coal supply from Grootegeluk to Medupi to 17Mtpa.

The Board has approved two further retorts for the Sintel Char facility currently under construction to produce char for the ferro-alloy industry from the Grootegeluk mine. Production from this four-retort facility is expected to ramp-up to 160ktpa by 2008 at a revised total estimated cost of R290 million.

The feasibility study to investigate the viability of a market coke plant is now scheduled for completion in November 2007. If viable, the plant will produce high quality market coke from semi soft coking coal produced at Grootegeluk mine.

In May 2007, Exxaro was awarded a 2,5Mtpa export entitlement through RBCT by means of a subscription process, in addition to the existing 0,8Mtpa entitlement of Eyesizwe Coal. Exxaro also purchased a further 1Mtpa export entitlement through RBCT from Billiton Energy Coal South Africa Limited, bringing the total export allocation to 4,3Mtpa. On completion of the RBCT Phase V expansion scheduled for the second quarter of 2009, Exxaro will receive a further 2Mtpa export entitlement through the South Dunes Coal Terminal Company, bringing the total entitlement to 6,3Mtpa.

Exxaro has started producing coal at the new Inyanda mine near Witbank in Mpumalanga province, four months after construction started. The R269 million

Inyanda coal mine is the first greenfields project to be developed under the Exxaro corporate identity and will produce up to 1,5Mtpa of product.
The Mafube expansion project, in which Exxaro is a 50:50 joint venture partner with Anglo Coal, is expected to cost approximately R1,9 billion on completion. Construction commenced in July 2006 with the first coal to washing plant is expected in November 2007 and ramp-up to full capacity in seven months.
Geological drilling and modelling at Mmamabula in Botswana, a joint venture between Exxaro Coal and Magaleng continued until the end of June 2007. An application for a mining licence or special extension of the prospecting licence was submitted in March 2007. The feasibility study is planned to commence in 2008.
Mining of the Eerstelingsfontein reserves near Belfast to supply 1Mtpa power station coal to Eskom could commence early in 2008. The feasibility on the project is planned to be completed by the end of August 2007.
In terms of the 50:50 joint venture agreement between Exxaro and Anglo Coal Australia, exploration of the coking coal resource on the adjacent properties of Moranbah South and Grosvenor South in Queensland, Australia, is progressing according to schedule. The focus is to delineate suitable long wall resources via geophysics and drilling and it is expected that this will be completed in the second half of 2009. Moranbah South has the potential to produce about 3,5Mtpa of quality hard coking coal from underground long-wall mining for at least 20 years.
Mineral Sands
The process for obtaining a new order mining right for the Fairbreeze C Extension area and the applicable environmental authorisations for the Hillendale mine in KwaZulu-Natal has not been completed. As a result, production from the Fairbreeze project is expected to now commence early in 2009.
The requisite regulatory approvals for the large low grade deposit on the Port Durnford property located to the immediate south-west of Exxaro KZN Sands` Hillendale mine, are also being progressed. This project is a 51:49 joint venture between Exxaro Sands and Imbiza Resources.
Good progress has been made in confirming the ilmenite feedstock resource of the Toliara Sands project in Madagascar. Drilling on the Monombo-Marombe exploration area in south-western Madagascar is continuing while the feasibility study on the Ranobe area will be resumed in 2008, after which a development decision could be made.
A study on the pigment plant expansion of an additional 40ktpa to 50ktpa in 2009 at the Tiwest Kwinana pigment plant that was announced in the first quarter of 2007 at an estimated cost of US$35 million to US$45 million is expected to be completed during the fourth quarter of 2007 with approval to follow shortly thereafter. Exxaro holds a 50% share of this project. On completion of the study, the final scope of the expansion and capital estimate will be announced by the joint venture partners.
Production at the Dongara project 90km south of Geraldton in Western Australia is still expected to commence in late 2009.
Base Metals
The capacity expansion from 50ktpa to 110ktpa at the Chifeng smelter in China has been successfully commissioned with production to be progressively ramped-up to design capacity. Exxaro has an effective 22% interest in the expanded operation consisting of three phases.
A claim for damages for breach of contract by G?camines regarding the Kipushi zinc and copper project has been submitted and it is planned to do likewise for the Kamoto copper and cobalt project whilst in parallel endeavouring to resolve the issues with G?camines and the government of the Democratic Republic of the Congo (DRC) amicably. The government is reviewing all agreements concluded in the DRC during the past six years.
ALLOYSTREAMTM
The feasibility study for the commercialisation of AlloyStreamT technology, Furnace One, which allows for improved beneficiation of manganese ore, is targeted for completion during the second quarter of 2008.
The AlloyStreamT technology also lends itself to the production of ferro-nickel. The necessary test work and pilot plant campaigns will commence in 2008.
Date: 16/08/2007 07:28:26 Produced by the JSE SENS Department.

END